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Exhibit 2.1

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

        This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of this 3rd day of June, 2007 by and among Laureate Education, Inc., a Maryland corporation (the "Company"), Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), and L Curve Sub Inc., a Maryland corporation and a direct subsidiary of Parent ("Merger Sub").

RECITALS

        WHEREAS, the parties to this Agreement wish to amend and restate the Agreement and Plan of Merger, dated as of January 28, 2007 (the "Original Merger Agreement"), by and among the Company, Parent and Merger Sub, as provided herein.

        WHEREAS, on the terms and subject to the conditions set forth herein, including Annex A hereto, Merger Sub has agreed to commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer (the "Offer") to purchase for cash all of the issued and outstanding shares of the Company's common stock, par value $.01 per share (the "Common Stock"), at a price of $62.00 per share (such price, or any higher price per share of Common Stock paid by Merger Sub pursuant to the terms of the Offer for shares of Common Stock tendered pursuant to the Offer, the "Offer Price").

        WHEREAS, following the consummation of the Offer, the parties intend that Merger Sub be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"). The name of the Surviving Corporation shall be Laureate Education, Inc.

        WHEREAS, as a condition and inducement to Parent's and Merger Sub's entry into this Agreement, certain stockholders of the Company have agreed to tender their shares of Common Stock pursuant to the Offer on the terms and subject to the conditions set forth in certain Tender Agreements, dated as of the date hereof (the "Tender Agreements"), a form of which is attached as Exhibit A to this Agreement, and certain other stockholders of the Company have agreed to vote their shares of Common Stock in favor of (among other things) the Merger, on the terms and subject to the conditions set forth in that certain Voting Agreement, dated as of the date hereof, a form of which is attached as Exhibit B to this Agreement (the "Voting Agreement").

        WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby are advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Tender Agreements and the Voting Agreement and (iii) resolved to recommend that stockholders of the Company accept the Offer and, to the extent required by applicable Law, approve the Merger and this Agreement.

        WHEREAS, the Board of Directors of Merger Sub has unanimously approved this Agreement.

        WHEREAS, certain existing stockholders of the Company desire to contribute shares of Common Stock to Parent immediately prior to the Effective Time in exchange for interests in Parent.

        WHEREAS, The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe certain conditions to the Offer and on the Merger, as set forth herein.

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

        Section 1.1    Definitions.    For purposes of this Agreement, the following terms have the respective meanings set forth below:

        "Acceptable Confidentiality Agreement" has the meaning set forth in Section 7.4(h)(i).

        "Acceptance Date" has the meaning set forth in Section 1A.1(e).

        "Accrediting Body" means any entity or organization, whether private or quasi-private, whether foreign or domestic, which engages in the granting or withholding of accreditation of post-secondary institutions or their educational programs in accordance with standards and requirements relating to the performance, operations, financial condition and/or academic standards of such institutions.

        "Act" means the Maryland General Corporation Law.

        "Adjusted Minimum Number" has the meaning set forth in Section 1A.1(b).

        "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        "Agreement" has the meaning set forth in the Preamble.

        "Articles of Merger" has the meaning set forth in Section 2.1(b).

        "Board Actions" has the meaning set forth in Section 1A.2(a).

        "Business Day" has the meaning ascribed to such term in Rule 14d-1 under the Exchange Act.

        "Certificate" has the meaning set forth in Section 2.2(c).

        "Closing" has the meaning set forth in Section 2.1(d).

        "Closing Date" has the meaning set forth in Section 2.1(d).

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Common Stock" has the meaning set forth in the recitals.

        "Company" has the meaning set forth in the Preamble.

        "Company Acquisition Proposal" has the meaning set forth in Section 7.4(h)(ii).

        "Company Benefit Plans" means the Employee Benefit Plans (other than any multiemployer plan within the meaning of ERISA Section 3(37)) and stock purchase, stock option, severance, retention, employee loan, collective bargaining, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not, under which any Company Employee has any present or future right to benefits and which is maintained or contributed to by the Company or any of its Material Subsidiaries or under which the Company or any of its Material Subsidiaries has any present or future liability.

        "Company Disclosure Letter" has the meaning set forth in the preamble to Article IV.

        "Company Employee" means any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its Subsidiaries.

        "Company Equity Awards" means Company Options, Company Restricted Shares, and Company Performance Shares.

        "Company Joint Venture" means, with respect to the Company, any corporation or other entity (including partnerships, limited liability companies and other business associations and joint ventures) in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other person performing similar functions but in which the Company has rights with respect to the management of such Person.

        "Company Options" means outstanding options to acquire Common Stock from the Company granted to Company Employees under the Company Stock Plans and, to the extent set forth in Section 1.1 of the Company Disclosure Letter, the other options to acquire Common Stock from the Company set forth therein.

        "Company Performance Shares" means performance shares granted to Company Employees under the Company Stock Plans that vest and become issuable upon the attainment of certain performance criteria pursuant to the Company Stock Plans or any applicable award agreement and, to the extent set forth in Section 1.1 of the Company Disclosure Letter, the other performance shares granted to Company Employees that vest and become issuable upon the attainment of certain performance criteria pursuant to any applicable award agreement set forth therein.

        "Company Proxy/Information Statement" means the proxy statement or information statement, as applicable, relating to the approval of the Merger and this Agreement by the Company's stockholders prepared, if required, in accordance with applicable Law and including any information required to be included therein by Schedule 13E-3.

        "Company Restricted Shares" means, as of a particular date, Common Stock granted to Company Employees under the Company Stock Plans that are then outstanding but at such time are subject to forfeiture conditions or other lapse restrictions pursuant to the Company Stock Plans or any applicable restricted stock award agreements and, to the extent set forth in Section 1.1 of the Company Disclosure Letter, the other Common Stock granted to Company Employees that are then outstanding but at such time are subject to forfeiture conditions or other lapse restrictions pursuant to any applicable restricted stock award agreements set forth therein.

        "Company Schedule 13E-3" has the meaning set forth in Section 1A.2

        "Company SEC Reports" has the meaning set forth in Section 4.7(a).

        "Company Securities" has the meaning set forth in Section 4.5(b).

        "Company Stockholder Meeting" has the meaning set forth in Section 7.1(a).

        "Company Stock Plans" means the 1993 Employee Stock Option Plan, the 1993 Management Stock Option Plan, the Senior Management Option Plan dated March 29, 1996, the 1998 Stock Incentive Plan, the 2003 Stock Incentive Plan and the 2005 Stock Incentive Plan.

        "Compensation" has the meaning set forth in Section 7.8(a).

        "Compensation Arrangements" means any Company Benefit Plan (provided, that, solely for purposes of this definition, the references to "Material Subsidiaries" in the definition of Company

Benefit Plan shall be deemed to be references to "Subsidiaries"), Company Stock Plan, other equity-based plan sponsored or maintained by the Company or any of its Subsidiaries or other plans, agreements, programs, policies or other arrangements of the Company or any of its Subsidiaries pursuant to which any holder of Common Stock or other securities of the Company could become entitled to (i) any additional compensation, enhanced severance or other benefits or any acceleration of the time of payment or vesting of any compensation, severance or other benefits or any funding of any compensation or benefits by the Company or any of its Subsidiaries, in each case as a result of the Offer, the Merger or any of the other transactions contemplated by this Agreement (alone or in combination with any other event) or (ii) any other compensation or benefits from the Company or any of its Subsidiaries related to or contingent upon or the value of which would be calculated on the basis of the Offer, the Merger or any of the other transactions contemplated by this Agreement (alone or in combination win any other event).

        "Confidentiality Agreements" means the several confidentiality agreements listed in Section 1.1 of the Parent Disclosure Letter.

        "Contract" has the meaning set forth in Section 4.4.

        "Cooperation Agreement" means the Cooperation Agreement dated as of the Original Date between the Company and Douglas L. Becker.

        "Current Employee" has the meaning set forth in Section 7.8(a).

        "Current Policies" has the meaning set forth in Section 7.5(a).

        "Damages" has the meaning set forth in Section 7.5(a).

        "Debt Financing" has the meaning set forth in Section 5.7.

        "Debt Financing Commitments" has the meaning set forth in Section 5.7.

        "Disbursing Agent" has the meaning set forth in Section 2.3(a).

        "Disinterested Director" means a member of the Board of Directors of the Company who (i) has no direct or indirect interest in Parent, whether as an investor or otherwise, (ii) is not a representative of any Person who has any such interest in Parent and (iii) is not otherwise affiliated with Parent.

        "DOE" means the United States Department of Education.

        "DOJ" has the meaning set forth in Section 7.2(b).

        "Domestic Institution" means the post-secondary institution comprising a main campus and its additional locations or branches, identified by a single Office of Post-secondary Education Identification Number by DOE, and owned and operated by the Company or any of its Subsidiaries.

        "Education Department" means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal, having specific jurisdiction over the operation of or provision of Student Financial Assistance Programs funds to or on behalf of the students of post-secondary educational or training institutions or guaranteeing student loans to students at such institutions.

        "Effective Time" has the meaning set forth in Section 2.1(b).

        "Employee Benefit Plan" means an employee benefit plan within the meaning of Section 3(3) of ERISA.

        "Employment Agreement" means any employment, severance, retention, termination, indemnification, change in control or similar agreement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee of the Company or any of its Subsidiaries, on the other hand.

        "End Date" has the meaning set forth in Section 9.1(b)(i).

        "Equity Financing" has the meaning set forth in Section 5.7.

        "Equity Financing Commitments" has the meaning set forth in Section 5.7.

        "Equity Rollover Commitments" has the meaning set forth in Section 5.8.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Execution Date" means the date on which this Agreement is executed and delivered by each of the parties hereto.

        "Expiration Date" has the meaning set forth in Section 1A.1(d).

        "Financing" has the meaning set forth in Section 5.7.

        "Financing Commitments" has the meaning set forth in Section 5.7.

        "Five-Year Credit Agreement" means the Five-Year Credit Agreement dated as of August 16, 2006 among the Company and a Subsidiary of the Company, as Borrowers, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Facility Agent, J.P. Morgan Europe Limited, as London Agent, and others, as amended by the First Amendment dated as of October 24, 2006.

        "Foreign Institution" means any post-secondary institution owned and operated by the Company or any of its Subsidiaries that is not a Domestic Institution.

        "FTC" has the meaning set forth in Section 7.2(b).

        "GAAP" means United States generally accepted accounting principles.

        "Governmental Authority" means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal, and any Education Department or Accrediting Body.

        "HEA" means the Higher Education Act of 1965, as amended, 20 U.S.C.A. §1070 et seq., and any amendments or successor statutes thereto.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Insurance Amount" has the meaning set forth in Section 7.5(a).

        "Investors Agreement" shall have the meaning set forth in Section 6.2.

        "Knowledge of the Company" means the actual knowledge of the Persons set forth in Section 1.1 (ii) of the Company Disclosure Letter.

        "Law" means applicable statutes, common laws, rules, ordinances, regulations, codes, licensing requirements, orders, judgments, injunctions, writs, decrees, licenses, governmental guidelines, standards or interpretations having the force of law, permits, rules and bylaws, in each case, of or administered by a Governmental Authority.

        "Liens" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

        "Marketing Period" shall mean the period of 20 consecutive calendar days (i) after the date on which (x) the first to occur of (A) the condition set forth in Section 8.1(a)(ii) has been satisfied or (B) the Company Proxy/Information Statement has been mailed to the stockholders of the Company and (y) all the conditions set forth in Sections 8.1(b) and 8.1(c) have been satisfied and (ii) during which period (x) such conditions remain satisfied and (y) all of the information described in clause (iv) of the first sentence of Section 7.9(a) is and remains available; provided, that if the Marketing Period has not ended on or prior to August 17, 2007, the Marketing Period shall commence no earlier than September 2, 2007.

        "Material Adverse Effect on the Company" means a material adverse effect on the assets, liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect on the Company: (A) any fact, change, development, circumstance, event, effect or occurrence (an "Effect") in general economic or political conditions or in the financial or securities markets, (B) any Effect generally affecting, or resulting from general changes or developments in, the industries in which the Company and its Subsidiaries operate, (C) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded), (D) any change in the price or trading volume of the Common Stock in and of itself (provided that the underlying causes of such changes shall not be excluded), (E) any Effect that is demonstrated to have resulted from the announcement of the Offer or Merger, or the identity of Parent or any of its Affiliates as the acquiror of the Company, (F) compliance with the terms of, or the taking of any action required by, this Agreement consented to in writing by Parent, (G) any acts of terrorism or war (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of the Company or any of its Subsidiaries or that renders any of the foregoing facilities or properties inaccessible for a period of more than 20 calendar days), (H) changes in generally accepted accounting principles or the interpretation thereof, or (I) any weather-related event (other than any of the foregoing that causes any damage or destruction to or renders unusable any facility or property of the Company or any of its Subsidiaries or that renders any of the foregoing facilities or properties inaccessible for a period of more than 20 calendar days) except, in the case of clauses (A) and (B), to the extent such Effects referred to therein would be reasonably likely to have a materially disproportionate impact on the assets or liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other for profit industry participants. In addition, the parties agree that to the extent any matter is expressly disclosed in the Company's Annual Report on Form 10-K filed on March 1, 2007, as amended by Amendment No. 1 thereto filed on April 30, 2007, or in the Company's Quarterly Report on Form 10-Q filed on May 7, 2007 (other than any such disclosures made in the exhibits and schedules thereto or the documents incorporated by reference therein), such matter shall not be considered in determining whether there has been a Material Adverse Effect on the Company; provided, however, that any development, change or other event with respect to such matter occurring subsequent to the date of the information contained in such report may be considered in determining whether there has been a Material Adverse Effect on the Company.

        "Material Subsidiary" means any Subsidiary (a) the consolidated assets of which equal 2% or more of the consolidated assets of the Company and the Subsidiaries as of September 30, 2006, or (b) the consolidated revenues of which equal 2% or more of the consolidated revenues of the Company and the Subsidiaries for the four consecutive fiscal quarters ended September 30, 2006.

        "Merger" has the meaning set forth in the Recitals.

        "Merger Consideration" has the meaning set forth in Section 2.2(c).

        "Merger Shares" has the meaning set forth in Section 2.2(c).

        "Merger Sub" has the meaning set forth in the Preamble.

        "Merger Sub Shares" means the common stock of Merger Sub, par value $.01 per share.

        "Minimum Condition" has the meaning set forth in Annex A hereto.

        "New Financing Commitments" has the meaning set forth in Section 7.9(c).

        "Notice Period" has the meaning set forth in Section 7.4(e).

        "Offer" has the meaning set forth in the Recitals.

        "Offer Conditions" has the meaning set forth in Section 1A.1.

        "Offer Documents" has the meaning set forth in Section 1A.1(c).

        "Offer Financing" has the meaning set forth in Section 5.7.

        "Offer Price" has the meaning set forth in the Recitals.

        "Original Date" means January 28, 2007.

        "Original Merger Agreement" has the meaning set forth in the Recitals.

        "Other Antitrust Laws" means any Law enacted by any Governmental Authority relating to antitrust matters or regulating competition, other than the HSR Act.

        "Parent" has the meaning set forth in the Preamble.

        "Parent Disclosure Letter" has the meaning set forth in the preamble to Article V.

        "Parent Expenses" has the meaning set forth in Section 9.2(d).

        "Parent Plan" has the meaning set forth in Section 7.8(b).

        "Permits" means any licenses, franchises, permits, accreditations, certificates, consents, approvals, registrations, qualifications or other similar authorizations of, from or by a Governmental Authority possessed by or granted to or necessary for the ownership of the material assets or conduct of the business of the Company or its Subsidiaries.

        "Permitted Liens" means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics', carriers', workmen's, repairmen's, materialmen's or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers' compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company SEC Report filed prior to the date of this Agreement; (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on the Company or the ability of

Parent to obtain the Debt Financing; and (x) any other Liens set forth on Section 1.1 of the Company Disclosure Letter.

        "Person" means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

        "Post-Acquisition Education Consents" has the meaning set forth Section 7.2(e).

        "Pre-Acquisition Education Consents" has the meaning set forth in Section 7.2(e).

        "Preferred Stock" has the meaning set forth in Section 4.5(a).

        "Proceeding" has the meaning set forth in Section 4.12.

        "Recommendation" has the meaning set forth in Section 1A.2.

        "Recommendation Withdrawal" has the meaning set forth in Section 7.4(e).

        "Replacement Policies" has the meaning set forth in Section 7.5(a).

        "Representatives" has the meaning set forth in Section 7.4(a).

        "Restraint" has the meaning set forth in Section 8.1(b).

        "Rollover Entities" has the meaning set forth in Section 5.8.

        "Schedule 13E-3" means a Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to the Offer, the Merger and the other transactions contemplated hereby.

        "Schedule 14D-9" has the meaning set forth in Section 1A.2(a).

        "Schedule TO" has the meaning set forth in Section 1A.1(c).

        "SDAT" means the Maryland State Department of Assessments and Taxation.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Share Purchase Date" has the meaning set forth in Section 1A.3.

        "Short Form Merger" means a merger of a parent with its subsidiary effected without a meeting or vote of the stockholders of the subsidiary pursuant to Maryland General Corporation Law Section 3-106.

        "Special Committee" means a committee of the Company's Board of Directors, the members of which are not affiliated with Parent or Merger Sub and are not members of the Company's management, formed on September 8, 2006 for the reasons set forth in the resolution establishing such committee.

        "Specified SEC Reports" means the Company's (i) Annual Report on Form 10-K, as amended, filed on March 23, 2006, (ii) Proxy Statement on Schedule 14A, filed on May 1, 2006. (iii) Quarterly Reports on Form 10-Q, filed on May 10, 2006, August 4, 2006 and November 3, 2006, and (iv) Current Reports on Form 8-K filed after March 23, 2006 and prior to the Original Date.

        "Sterling" means Fund Management Services, LLC.

        "Sterling Confidentiality Agreement" has the meaning set forth in Section 7.10.

        "Stockholder Vote" has the meaning set forth in Section 4.2(a).

        "Student Financial Assistance Programs" means the Title IV Programs and any other program authorized by the HEA and administered by the DOE, as well as any other student assistance grant or loan programs or other government-sponsored student assistance programs.

        "Subsidiary", with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, 50% or more of the equity interests of the second Person).

        "Subsidiary Securities" has the meaning set forth in Section 4.6(b).

        "Substantial Control" has the meaning set forth in Section 4.15(e).

        "Superior Proposal" has the meaning set forth in Section 7.4(h)(iii).

        "Surviving Corporation" has the meaning set forth in the Recitals.

        "Takeover Statute" has the meaning set forth in Section 4.18.

        "Tax" means (i) all U.S. Federal, state, local, foreign and other taxes (including withholding taxes), fees and other governmental charges of any kind or nature whatsoever, together with any interest, penalties or additions imposed with respect thereto, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability or joint and several liability for being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other Person.

        "Tax Return" means any return, declaration, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any amendments or supplements to any of the foregoing.

        "Tender Agreements" has the meaning set forth in the Recitals.

        "Termination Fee" means $110,000,000.

        "Top-Up Option" has the meaning set forth in Section 1A.4.

        "Top-Up Option Shares" has the meaning set forth in Section 1A.4.

        "Title IV Programs" means the programs of student financial assistance authorized by Title IV of the HEA.

        "Voting Agreement" has the meaning set forth in the Recitals.

        Section 1.2    Terms Generally. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", unless the context expressly provides otherwise. All references herein to Sections, paragraphs, subparagraphs, clauses, Exhibits or Schedules shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Exhibits or Schedules to this Agreement, unless the context requires otherwise. Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Schedule hereto, including the Company Disclosure Letter. Unless otherwise specified, the words "herein", "hereof", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole (including the Schedules and Exhibits) and not to any particular provision of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". The phrase "date hereof" or "date of this Agreement" shall be deemed to refer to June 3, 2007. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

        Section 1.3    Representations and Warranties; Disclosure Schedules. This Agreement amends and restates the Original Merger Agreement and as such the parties have agreed that unless otherwise expressly provided by this Agreement, the representations and warranties of the parties in Articles IV and V, and the related Company Disclosure Letter and Parent Disclosure Letter, are provided herein as of the Original Date and as of any Expiration Date. Accordingly, all representations and warranties are made as of that date other than the following, which are made as of the date of this Agreement and as of any Expiration Date: Sections 4.2, 4.3, 4.4, 4.5(a) and (b), 4.7, 4.10, 4.11, 4.14(d), 4.16, 4.17, 4.18 and Article V (with the exception of Section 5.11).

ARTICLE IA
THE TENDER OFFER

        Section 1A.1 The Offer.

        (a)   Provided that this Agreement shall not have been terminated in accordance with Section 9.1 and no event shall have occurred and no circumstance shall exist which would result in a failure to satisfy the conditions set forth in clauses (a), (b), (c) (assuming performance is theretofore required), (e), (f) or (h) of Annex A hereto, Merger Sub shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as practicable after the date hereof, and in any event within 5 Business Days following the date hereof. The Offer Price shall be net to the seller of shares of Common Stock in the Offer in cash, subject to reduction for applicable amounts withheld pursuant to paragraph (f) below. The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer. The obligation of Merger Sub to accept for payment and to pay for any shares of Common Stock tendered pursuant to the Offer shall be subject only to those conditions set forth in Annex A hereto (as they may be amended in accordance with this Agreement, the "Offer Conditions").

        (b)   Parent on behalf of Merger Sub expressly reserves the right, in its sole discretion, to waive any of the Offer Conditions and make any other changes in the terms and conditions of the Offer, provided that, without the prior written consent of the Company, Parent shall not, and shall cause Merger Sub not to, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of shares of Common Stock sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition except to decrease the Minimum Condition to a number of shares of Common Stock which is not less than the number of such shares (the "Adjusted Minimum Number") that, when added to the number of shares of Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by Parent, any of its partners or any of their respective Affiliates, and any Person that is party to the Voting Agreement, represents a majority of the outstanding shares of Common Stock, (iv) impose additional conditions on the Offer or (v) amend any other term of the Offer in any manner adverse to the holders of shares of Common Stock.

        (c)   On the date of commencement of the Offer, Parent and Merger Sub shall (i) file or cause to be filed with the SEC a combined Schedule 13E-3 and Tender Offer Statement on Schedule TO filed under cover of Schedule TO (together with all amendments and supplements thereto, the "Schedule TO") and related offer to purchase, letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively, and including any supplements or amendments thereto, the "Offer Documents") and (ii) cause the Offer Documents to be disseminated to the holders of Common Stock as and to the extent required by applicable Law. The Company agrees to furnish to Parent and Merger Sub all information concerning the Company required by applicable Law to be set forth in the Offer Documents. Parent, Merger Sub and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Merger Sub shall, and Parent further agrees to cause Merger Sub to, take all steps necessary to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Common Stock, in each case as and to the extent required by applicable Federal securities laws. Parent will provide the Company a reasonable opportunity to review and comment on the Offer Documents, and any amendments thereto, before they are filed with the SEC or disseminated to the holders of Common Stock. Parent and Merger Sub shall respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Offer Documents and provide copies of such comments to the Company promptly upon receipt and copies of proposed responses to the Company a reasonable time prior to filing or disseminating to allow meaningful comment.

        (d)   The Offer shall remain open until that date that is 20 Business Days following (and including the day of) the commencement of the Offer (such date, or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this Agreement, the "Expiration Date"). Unless this Agreement has been terminated in accordance with Section 9.1, if at any scheduled Expiration Date, any of the Offer Conditions shall not have been satisfied or earlier waived by Merger Sub (or Parent on its behalf), Merger Sub (or Parent on its behalf) may, in its sole discretion, extend the Offer and the Expiration Date for one or more periods. In addition, Merger Sub shall (and Parent agrees to cause it to), if requested by the Company, so extend the Offer and the Expiration Date from time to time in increments of up to 5 Business Days if, as of such scheduled Expiration Date, (1) the only Offer Condition that has not been so satisfied or waived is the Minimum Condition (provided, however, that in no event shall Parent or Merger Sub be required pursuant to this clause (1) to extend the Offer or the Expiration Date beyond the 60th day following the date of commencement of the Offer) or (2) if any event described in paragraph (a) of Annex A shall have occurred and be continuing, unless the applicable Restraint shall have become final and non-appealable; provided, further, however, that in no event shall Merger Sub be required to extend the Offer or the Expiration Date beyond the End Date. Merger Sub (or Parent on its behalf) may, in its sole discretion, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 promulgated under the Exchange Act. Nothing contained in this Section 1A.1(d) shall be construed to affect any termination rights set forth in Article IX hereof.

        (e)   Subject to the terms of the Offer and this Agreement and the satisfaction or waiver by Parent, on behalf of Merger Sub, of the Offer Conditions as of the Expiration Date, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date (the time and date of such acceptance for payment, the "Acceptance Date").

        (f)    Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Common Stock such amounts as Merger Sub is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing authority by Merger Sub, such withheld amounts shall be treated for all purposes of the Agreement as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding were made by Merger Sub.

        Section 1A.2 Company Action.

        (a)   The Company shall, after affording Parent a reasonable opportunity to review and comment thereon, file with the SEC, as promptly as practicable on the date of the filing by Parent and Merger Sub of the Offer Documents, a Schedule 13E-3 (the "Company Schedule 13E-3") and a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, and including the exhibits thereto, the "Schedule 14D-9") reflecting the recommendation of the Board of Directors of the Company that holders of shares of Common Stock tender their shares of Common Stock pursuant to the Offer, and shall disseminate the Schedule 14D-9 to holders of the Common Stock, in each case as and to the extent required by applicable Law. The Schedule 14D-9 will set forth, and the Company hereby represents, that the Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting has (i) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby are advisable and fair to and in the best interests of the Company and its stockholders (other than Parent and its Affiliates), (ii) approved the Offer, the Merger, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with applicable Law, (iii) resolved to recommend that the holders of Common Stock accept the Offer, tender their shares of Common Stock into the Offer, and approve the Merger and this Agreement (to the extent such approval is required by applicable Law for the consummation of the Merger) (such recommendations, together with the determinations set forth in clause (i), the "Recommendation"), (iv) directed that the approval of the Merger and this Agreement be submitted for consideration of the stockholders of the Company at the Company Stockholder Meeting (to the extent required by applicable Law) and (v) taken all other action necessary to render any Takeover Statute inapplicable to each of the Offer, the Merger, this Agreement, the Tender Agreements and the Voting Agreement and the other transactions contemplated hereby and thereby (such actions by the Board of Directors of the Company described in the preceding clauses (i) through (v), collectively, the "Board Actions"). The Company hereby consents to the inclusion in the Offer Documents of the Board Actions. The Company agrees promptly to correct the Company Schedule 13E-3 and the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect (and each of Parent and Merger Sub, with respect to written information supplied by it specifically for use in the Company Schedule 13E-3 or the Schedule 14D-9, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Company Schedule 13E-3 or the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall use reasonable best efforts to cause the Company Schedule 13E-3 or the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company's stockholders to the extent required by applicable Federal securities laws. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Company Schedule 13E-3 and the Schedule 14D-9 and any amendments thereto before they are filed with the SEC or disseminated to the holders of Common Stock. The Company shall respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Company Schedule 13E-3 or the Schedule 14D-9 and provide copies of such comments to Parent and Merger Sub promptly upon receipt and copies of proposed responses to Parent and Merger Sub a reasonable time prior to filing or disseminating to allow meaningful comment.

        (b)   In connection with the Offer, the Company will promptly furnish to Parent and Merger Sub mailing labels, security position listings, non-objecting beneficial owner lists and any available listing or computer list containing the names and addresses of the record holders of the shares of Common Stock as of the most recent practicable date and shall furnish Parent and Merger Sub with such additional available information (including, without limitation, updated lists of holders of shares of Common Stock and their addresses, mailing labels and lists of security positions and non-objecting beneficial owner lists as they become available) and such other assistance as Parent and Merger Sub and their agents may reasonably request in communicating the Offer to the record and beneficial holders of the Common Stock.

        Section 1A.3 Directors of the Company.

        (a)   Subject to compliance with applicable Law and this Section 1A.3, promptly upon the payment for shares of Common Stock by Parent or any of its Affiliates representing at least the Adjusted Minimum Number pursuant to the Offer (the "Share Purchase Date"), Parent shall be entitled to designate all of the members of the Board of Directors of the Company. The Company shall, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected or appointed (including, if necessary or requested by Parent, seeking the resignations of one or more existing directors or increasing the size of the Board of Directors of the Company) in compliance with applicable Law.

        (b)   The Company's obligations to appoint Parent's designees to the Board of Directors of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 1A.3, including the mailing to the holders of Common Stock of an information statement containing the information required by such Section and Rule, as promptly as practicable following the mailing of the Schedule 14D-9 (or together with the Schedule 14D-9 if Parent has then provided the required information) and shall include in such information statement all information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1A.3. Parent will supply to the Company any information with respect to itself and its officers, directors and Affiliates required by such Section and Rule.

        Section 1A.4 Top-Up Option.

        (a)   The Company hereby grants to Merger Sub an irrevocable option (the "Top-Up Option") to purchase, at a price per share equal to the Offer Price, a number of newly issued shares of Common Stock (the "Top-Up Option Shares") that, when added to the number of shares of Common Stock owned, directly or indirectly, by Parent or Merger Sub at the time of exercise of the Top-Up Option, constitutes one share of Common Stock more than 90% of the number of shares of Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised, in whole or in part, at any time on or after any Expiration Date hereunder and on or prior to the fifth Business Day after the Expiration Date or the expiration date of any subsequent offering period; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (A) no provision of any applicable Law and no Restraint shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) the issuance of Top-Up Option Shares pursuant to the Top-Up Option would not require approval of the Company's stockholders under applicable law or regulation (including Nasdaq Global Select Market rules and regulations), (C) upon exercise of the Top-Up Option, the number of shares of Common Stock owned, directly or indirectly, by Parent or Merger Sub constitutes one share of Common Stock more than 90% of the number of shares of Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares, (D) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued shares of Common Stock not otherwise reserved for issuance for outstanding Company Options or other obligations of the Company and (E) Merger Sub has accepted for payment and paid for all shares of Common Stock validly tendered in the Offer and not withdrawn. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act.

        (b)   Upon the exercise of the Top-Up Option in accordance with Section 1A.4(a), Merger Sub shall so notify the Company and shall set forth in such notice (i) the number of shares of Common Stock that will be owned, directly or indirectly, by Parent or Merger Sub immediately preceding the purchase of the Top-Up Option Shares and (ii) a place and time for the closing of the purchase of the Top-Up Option Shares. The Company shall, as soon as practicable following receipt of such notice, notify Merger Sub of the number of shares of Common Stock then outstanding and the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Merger Sub shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares pursuant to this Section 1A.4, and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Option Shares. The aggregate purchase price payable for the Top-Up Shares may be paid by Merger Sub by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. In the event that this Agreement is terminated after the Top-Up Option is exercised and prior to the Effective Time, all amounts then owing pursuant to the promissory note (including all interest) shall thereupon become immediately due and payable.

Article II
THE MERGER

        Section 2.1 The Merger.

        (a)   At the Effective Time, in accordance with the Act, and upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall be merged with and into the Company, at which time the separate existence of Merger Sub shall cease and the Company shall survive the Merger as a subsidiary of Parent.

        (b)   Subject to the provisions of this Agreement, on the Closing Date, the Company and Merger Sub shall file articles of merger (the "Articles of Merger") meeting the requirements of the Act for acceptance of record by the SDAT. The Merger shall become effective at such time as the Articles of Merger are filed with and accepted of record by the SDAT, or at such later time as the Company and Merger Sub may agree and specify in the Articles of Merger (such time as the Merger becomes effective, the "Effective Time").

        (c)   The Merger shall have the effects set forth in this Agreement and the applicable provisions of the Act. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

        (d)   The closing of the Merger (the "Closing") shall take place (i) at the offices of Simpson Thacher & Bartlett LLP located in New York, New York, as soon as reasonably practicable (but in any event, no later than the second Business Day) after the day on which the last condition to the Merger set forth in Article VIII is satisfied or validly waived (other than those conditions that by their nature cannot be satisfied until the Closing Date, but subject to the satisfaction or valid waiver of such conditions); provided, that if all the conditions set forth in Article VIII shall not have been satisfied or validly waived on such day, then the Closing shall take place on the first Business Day on which all such conditions shall have been or can be satisfied or shall have been validly waived or (ii) at such other place and time or on such other date as the Company and Parent may agree in writing (the actual date of the Closing, the "Closing Date").

        Section 2.2    Conversion of Securities. At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of Common Stock:

        (a)   Each share of Common Stock owned by Parent or Merger Sub or any other wholly owned Subsidiary of Parent to which Merger Sub's rights and obligations are assigned pursuant to Section 10.6 immediately prior to the Effective Time (including Common Stock acquired by Parent or Merger Sub or any other wholly owned Subsidiary of Parent to which Merger Sub's rights and obligations are assigned pursuant to Section 10.6 immediately prior to the Effective Time pursuant to the Equity Rollover Commitments or other agreements with holders of shares of Common Stock), if any, shall be canceled and retired and shall cease to exist, and no payment or distribution shall be made or delivered with respect thereto. Each share of Common Stock held by any wholly owned Subsidiary of Parent (other than Merger Sub or any other wholly owned Subsidiary of Parent to which Merger Sub's rights and obligations are assigned pursuant to Section 10.6) or of the Company immediately prior to the Effective Time shall remain outstanding following the Effective Time.

        (b)   Each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

        (c)   Each share of Common Stock (including any Company Restricted Shares) issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be canceled or remain outstanding pursuant to Section 2.2(a)), automatically shall be canceled and converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"), payable to the holder thereof upon surrender of the certificate formerly representing such share of Common Stock (a "Certificate") in the manner provided in Section 2.3. Such shares of Common Stock (including any Company Restricted Shares), other than those canceled or remaining outstanding pursuant to Section 2.2(a), sometimes are referred to herein as the "Merger Shares."

        (d)   No dissenters' or appraisal rights shall be available with respect to the Offer, the Merger or the other transactions contemplated hereby.

        (e)   If between the date of this Agreement and the Effective Time the number of shares of outstanding Common Stock is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, other than pursuant to the Merger, the Offer Price (with respect to any such event that becomes effective prior to the Expiration Date) and the Merger Consideration payable per share of Common Stock shall be correspondingly adjusted.

        (f)    For the avoidance of doubt, the parties acknowledge and agree that the contribution of shares of Common Stock (including Company Restricted Shares, if any) to Parent pursuant to the Equity Rollover Commitments shall be deemed to occur immediately prior to the Effective Time and prior to any other above-described event in this Article II.

        (g)   The Company Equity Awards outstanding immediately prior to the Effective Time shall be treated as provided in Section 2.4.

        Section 2.3 Payment of Cash for Merger Shares.

        (a)   Prior to the Closing Date, Parent shall designate a bank or trust company that is reasonably satisfactory to the Company to serve as the disbursing agent for the Merger Consideration and payments in respect of the Company Options, unless another agent is designated as provided in Section 2.4(a) (the "Disbursing Agent"). Promptly after the Effective Time, Parent will cause to be deposited with the Disbursing Agent cash in the aggregate amount sufficient to pay the Merger Consideration in respect of all Merger Shares outstanding immediately prior to the Effective Time plus any cash necessary to pay for Company Options and Company Performance Shares outstanding immediately prior to the Effective Time pursuant to Section 2.4. Pending distribution of the cash deposited with the Disbursing Agent, such cash shall be held in trust for the benefit of the holders of Merger Shares, Company Options and Company Performance Shares outstanding immediately prior to the Effective Time and shall not be used for any other purposes; provided, however, that Parent may direct the Disbursing Agent to invest such cash in (i) obligations of or guaranteed by the United States of America or any agency or instrumentality thereof, (ii) money market accounts, certificates of deposit, bank repurchase agreement or banker's acceptances of, or demand deposits with, commercial banks having a combined capital and surplus of at least $500,000,000, or (iii) commercial paper obligations rated P-1 or A-1 or better by Standard & Poor's Corporation or Moody's Investor Services, Inc. Any

profit or loss resulting from, or interest and other income produced by, such investments shall be for the account of Parent.

        (b)   As promptly as practicable after the Effective Time, the Surviving Corporation shall send, or cause the Disbursing Agent to send, to each record holder of Merger Shares as of immediately prior to the Effective Time a letter of transmittal and instructions for exchanging their Merger Shares for the Merger Consideration payable therefor. The letter of transmittal will be in customary form and will specify that delivery of Certificates will be effected, and risk of loss and title will pass, only upon delivery of the Certificates to the Disbursing Agent. Upon surrender of such Certificate or Certificates to the Disbursing Agent together with a properly completed and duly executed letter of transmittal and any other documentation that the Disbursing Agent may reasonably require, the record holder thereof shall be entitled to receive the Merger Consideration payable in exchange therefor, without interest. Until so surrendered and exchanged, each such Certificate shall, after the Effective Time, be deemed to represent only the right to receive the Merger Consideration, and until such surrender and exchange, no cash shall be paid to the holder of such outstanding Certificate in respect thereof.

        (c)   If payment is to be made to a Person other than the registered holder of the Merger Shares formerly represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Disbursing Agent any applicable stock transfer taxes required as a result of such payment to a Person other than the registered holder of such Merger Shares or establish to the satisfaction of the Disbursing Agent that such stock transfer taxes have been paid or are not payable.

        (d)   After the Effective Time, there shall be no further transfers on the stock transfer books of the Company of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, Parent or the Disbursing Agent, such shares shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

        (e)   If any cash deposited with the Disbursing Agent remains unclaimed twelve months after the Effective Time, such cash shall be returned to Parent or the Surviving Corporation upon demand, and any holder who has not surrendered such holder's Certificates for the Merger Consideration payable in respect thereof prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Disbursing Agent shall be liable to any holder of Certificates for an amount paid to a public official pursuant to any applicable unclaimed property laws. Any amounts remaining unclaimed by holders of Certificates as of a date immediately prior to such time that such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person previously entitled thereto.

        (f)    No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate.

        (g)   Except as provided in Section 2.2(a), from and after the Effective Time, the holders of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Stock, other than the right to receive the Merger Consideration as provided in this Agreement.

        (h)   In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in addition to the posting by such holder of any bond in such reasonable amount as the Surviving Corporation or the Disbursing Agent may direct as indemnity against any claim that may be made against the Surviving Corporation or the Disbursing Agent with respect to such Certificate, the Disbursing Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration in respect thereof entitled to be received pursuant to this Agreement.

        (i)    Parent, Surviving Corporation and the Disbursing Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable hereunder any amounts required to be deducted and withheld under any applicable Tax Law. To the extent any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder from whose Merger Consideration the amounts were so deducted and withheld.

        Section 2.4    Treatment of Company Equity Awards.

        (a)   As of the Effective Time, except as otherwise agreed by Parent and a holder of Company Options with respect to such holder's Company Options or as otherwise provided in this Agreement, each Company Option which is outstanding immediately prior to the Effective Time (whether vested or unvested, exercisable or not exercisable) will be canceled and extinguished by the Company, and the holder thereof will be entitled to receive from the Surviving Corporation in consideration for such cancellation promptly following the Effective Time an amount in cash equal to the product of (i) the number of shares of Common Stock subject to such Company Option multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of such Company Option, without interest and less any amounts required to be deducted and withheld under any applicable Law. In the event that the per share exercise price of any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment therefor and have no further force or effect. To the extent that Company Options (whether vested or unvested, exercisable or not exercisable) held by directors of the Company as of the Share Purchase Date expire pursuant to their terms prior to the Effective Time, the Surviving Corporation shall pay to such persons (whether or not then serving as directors of the Company) the amounts that would be payable pursuant to this Section 2.4(a) (and otherwise in accordance with the terms of this Section 2.4(a)) had such options not so expired. All payments with respect to canceled Company Options shall be made by the Disbursing Agent (or such other agent reasonably acceptable to Parent as the Company shall designate prior to the Effective Time) as promptly as reasonably practicable after the Effective Time from funds deposited by or at the direction of the Surviving Corporation to pay such amounts in accordance with Section 2.3.

        (b)   As of the Effective Time, except as otherwise agreed by Parent and a holder of unvested Company Restricted Shares or as otherwise provided in this Agreement, with respect to such holder's unvested Company Restricted Shares, each unvested Company Restricted Share outstanding immediately prior to the Effective Time shall vest and become free of restrictions as of the Effective Time and shall, as of the Effective Time, be canceled and converted into the right to receive the Merger Consideration in accordance with Section 2.2, without interest and less any amounts required to be deducted and withheld under any applicable Law.

        (c)   At the Effective Time, except as otherwise agreed by Parent and a holder of Company Performance Shares with respect to such holder's Company Performance Shares, each Company Performance Share which, in each case, is outstanding immediately prior to the Effective Time (whether vested or unvested) shall be canceled by the Company and the holder thereof shall be entitled to receive promptly following the Effective Time from the Surviving Corporation, in consideration for such cancellation, an amount equal to the product of (i) the Merger Consideration, multiplied by

(ii) the total number of shares of Common Stock subject to such Company Performance Share, without interest and less any amounts required to be deducted and withheld under any applicable Law.

        (d)   Those certain unvested Company Options and Company Restricted Shares set forth in Section 2.4(d) of the Company Disclosure Letter shall, in lieu of becoming vested and canceled in exchange for the applicable payments described in Sections 2.4(a) and 2.4(b) above, respectively, be canceled in exchange for the payment in cash of a retention bonus, subject to certain vesting requirements, all as described in Section 2.4(d) of the Company Disclosure Letter.

        (e)   Prior to the Effective Time, the Company will adopt such resolutions and will take such other actions as may be reasonably required to effectuate the actions contemplated by this Section 2.4, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation.

        (f)    Parent, the Surviving Corporation and the Disbursing Agent (or such other agent reasonably acceptable to the Company as Parent shall designate prior to the Effective Time) shall be entitled to deduct and withhold from any amounts to be paid under this Section 2.4 in respect of Company Options and Company Performance Shares amounts required to be deducted and withheld under any applicable Tax Law. To the extent any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of Company Options and Company Performance Shares from whose payments in respect of Company Options and Company Performance Shares the amounts were so deducted and withheld.

        Section 2.5    Merger Without Meeting or Vote of Stockholders.    Notwithstanding anything in this Agreement to the contrary, if, following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, the requirements for a Short Form Merger are satisfied such that the Merger may be effected without a meeting or vote of the stockholders of the Company, the parties hereto shall take all necessary and appropriate action to consummate the Merger as a Short Form Merger as soon as practicable after the satisfaction or waiver of the conditions to Closing set forth in Article VIII hereof.

Article III
THE SURVIVING CORPORATION

        Section 3.1    Articles of Incorporation.    The Articles of Incorporation, as amended, of the Company shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and as provided by applicable Law.

        Section 3.2    Bylaws.    The Bylaws, as in effect immediately prior to the Effective Time, of Merger Sub, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof and as provided by applicable Law.

        Section 3.3    Directors and Officers.    From and after the Effective Time, (i) the directors of the Company at the Effective Time shall remain the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time (other than those who Parent determines shall not remain as officers of the Surviving Corporation) shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except (x) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent and Merger Sub by the Company on the Original Date, as supplemented by the disclosure letter delivered to Parent and Merger Sub by the Company on the date hereof (the

"Company Disclosure Letter") (it being understood that any information set forth in a particular section or subsection of the Company Disclosure Letter shall be deemed to be disclosed in each other section or subsection thereof to which the relevance of such information is reasonably apparent) or (y) as may be disclosed in the Specified SEC Reports, the Company hereby represents and warrants to Parent and Merger Sub that:

        Section 4.1    Corporate Existence and Power.    Each of the Company and its Material Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction (with respect to jurisdictions that recognize the concept of good standing). Each of the Company, its Subsidiaries and, to the Knowledge of the Company, the Company Joint Ventures has all corporate or similar powers and authority required to own, lease and operate its respective properties and to carry on its business as now conducted. Each of the Company, its Material Subsidiaries and, to the Knowledge of the Company, the Company Joint Ventures, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any Material Subsidiary nor, to the Knowledge of the Company, any Company Joint Venture, is in violation of its organizational or governing documents in any material respect.

        Section 4.2    Corporate Authorization.

        (a)   The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Offer, the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder. The execution, delivery and performance by the Company of this Agreement, the Offer, and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company. Except for the approval, if required by applicable Law, at a meeting of Company stockholders called for such purpose, of the Merger and this Agreement by the affirmative vote of the holders (present at such meeting in person or by proxy) of a majority of the shares of Company Common Stock outstanding (the "Stockholder Vote"), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or the Offer or to consummate the Merger or the other transactions contemplated hereby. The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting has taken the Board Actions.

        (b)   This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally and general equitable principles.

        Section 4.3    Governmental Authorization.    The execution, delivery and performance by the Company of this Agreement, the consummation of the Offer and the consummation of the Merger by the Company do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) the filing and acceptance for record of the Articles of Merger with the SDAT; (ii) compliance with the applicable requirements of the HSR Act or the applicable Other Antitrust Laws of jurisdictions other than the United States specified in Section 4.3(ii) of the Company Disclosure Letter; (iii) compliance with the applicable requirements of the Exchange Act including the filing of the Company Proxy/Information Statement, the Company Schedule 13E-3 and the Schedule 14D-9; (iv) compliance with the rules and regulations of the Nasdaq Global Select Market; (v) compliance with any applicable foreign or state securities or Blue Sky laws;

(vi) any such consent, approval, authorization, permit, action, filing or notification required from or to any Education Department, Accrediting Body or DOE (as specified in Section 4.3(vi) of the Company Disclosure Letter); and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (B) prevent or materially delay the consummation of the Merger or the Company's ability to observe and perform its material obligations hereunder.

        Section 4.4    Non-Contravention.    The execution, delivery and performance by the Company of this Agreement, the consummation of the Offer and the consummation by the Company of the Merger and the other transactions contemplated hereby and by the Tender Agreements and Voting Agreement and thereby do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Material Subsidiaries or Company Joint Ventures; (ii) assuming compliance with the matters referenced in Section 4.3 and the receipt of the Stockholder Vote, if required, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or Company Joint Ventures or any of their respective properties or assets; (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, Permit or other instrument or obligation (each, a "Contract") to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except in the case of clauses (ii) and (iii) above, which would not (A) be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (B) prevent or materially delay the consummation of the Merger or the Company's ability to observe and perform its material obligations hereunder. The Company has provided to Parent a true and correct copy of the Second Amendment, dated as of June 3, 2007, to the Five-Year Credit Agreement which, among other things, amends the definition of "Change of Control" thereunder such that the purchase of shares of Common Stock by Merger Sub pursuant to the Offer will not constitute a "Change of Control".

        Section 4.5    Capitalization.

        (a)   The authorized share capital of the Company is 100,000,000 shares, divided into 90,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01per share (the "Preferred Stock"). As of the Execution Date, there were (i) 51,956,902 shares of Common Stock issued and outstanding (including 291,125 outstanding Company Restricted Shares) and no shares of Preferred Stock issued and outstanding, (ii) outstanding Company Options to purchase an aggregate of 5,066,136 shares of Common Stock, with a weighted average exercise price of $24.25 per share, and (iii) 166,000 shares of Common Stock subject to outstanding Company Performance Shares. The supplement to Section 4.5 of the Company Disclosure Letter provided by the Company to Parent on the Execution Date sets forth, as of the Execution Date, the number of shares of (i) Common Stock issuable upon exercise of outstanding Company Options, (ii) outstanding Company Performance Shares and (iii) outstanding Company Restricted Shares, in each case granted under each Company Stock Plan or otherwise, including, as applicable, the per share exercise price, the date of grant, and the remaining vesting schedule thereof. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

        (b)   Except as set forth in Section 4.5(a), there are no outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company; (iii) Company Options, Company Performance Shares or other rights or options to acquire from the Company, or obligations of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company; or (iv) equity equivalent interests in the ownership or earnings of the Company or other similar rights in respect of the Company (the items in clauses (i) through (iv) collectively, "Company Securities"). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or preemptive rights with respect thereto. None of the Subsidiaries of the Company own any Common Stock.

        (c)   Other than the issuance of Common Stock upon exercise of Company Options or the settlement of Company Performance Shares from September 30, 2006 to the Original Date, the Company has not declared or paid any dividend or distribution in respect of any Company Securities, and neither the Company nor any Subsidiary of the Company has issued, sold or repurchased any Company Securities, and their respective Boards of Directors have not authorized any of the foregoing.

        (d)   Neither the Company nor any of the Subsidiaries has entered into any commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any Subsidiary of the Company, Company Joint Venture or any other Person, other than intercompany debt.

        (e)   No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company stockholders may vote are outstanding.

        Section 4.6    Company Subsidiaries and Joint Ventures.    (a) Section 4.6(a) of the Company Disclosure Letter sets forth all Material Subsidiaries of the Company and Company Joint Ventures. All equity interests of any Material Subsidiary of the Company held by the Company or any other Subsidiary of the Company are validly issued, fully paid and non-assessable (to the extent such concepts are applicable) and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights. All such equity interests in Material Subsidiaries held by the Company or any Subsidiary of the Company are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than Permitted Liens. All equity interests of the Company Joint Ventures held by the Company or any Subsidiary of the Company are free and clear of any Liens other than Permitted Liens.

        (b)   There have not been reserved for issuance, and there are no outstanding (i) securities of the Company or any of its Material Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of any Material Subsidiary of the Company; (ii) rights or options to acquire from the Company or its Material Subsidiaries, or obligations of the Company or its Material Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of any Material Subsidiary of the Company; or (iii) equity equivalent interests in the ownership or earnings of any Material Subsidiary of the Company or other similar rights in respect of any Material Subsidiary of the Company (the items in clauses (i) through (iii) collectively, "Subsidiary Securities"). There are no outstanding obligations of the Company or any Material Subsidiary to repurchase, redeem or otherwise acquire any Subsidiary Securities. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Subsidiary Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of any Subsidiary of the Company or preemptive rights with respect thereto.

        Section 4.7    Reports and Financial Statements.

        (a)   The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2004 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since January 1, 2004, with any amendments thereto, but excluding the preliminary proxy statement relating to the transactions contemplated by the Original Merger Agreement, collectively, the "Company SEC Reports"), each of which, including any financial statements or schedules included therein, as finally amended prior to the Original Date, has complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act as of the date filed with the SEC. None of the Company's Subsidiaries is required to file periodic reports with the SEC. None of the Company SEC Reports contained, when filed with the SEC and, if amended prior to the Original Date, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the Original Date and the date hereof, there were no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. To the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

        (b)   Each of the consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes and schedules, where applicable) fairly present (subject, in the case of the unaudited statements, to normal year-end auditing adjustments, none of which are expected to be material in nature or amount), in all material respects, the results of the consolidated operations and changes in stockholders' equity and cash flows and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.

        Section 4.8    Sarbanes-Oxley Compliance; Internal Controls.

        The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the related rules and regulations promulgated thereunder with respect to the Company's filings pursuant to the Exchange Act. The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) designed to ensure that material information relating to the Company, including its Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (a) the Company has established and maintains a system of internal accounting control over financial reporting sufficient to comply with all legal and accounting requirements applicable to the Company, (b) the Company has disclosed, based on its most recent evaluation of internal controls, to the Company's auditors and its audit committee, (i) any significant deficiencies and material weaknesses in the design or operation of its internal accounting controls which are reasonably likely to materially and adversely affect the Company's ability to record, process, summarize, and report financial information, and (ii) any fraud known to the

Company that involves management or other employees who have a significant role in internal controls, and (c) the Company has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of the Company or its internal accounting controls over financial reporting, including any such complaint, allegation, assertion, or claim that the Company has engaged in questionable accounting or auditing practices.

        Section 4.9    Undisclosed Liabilities.    Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the most recent consolidated financial statements of the Company included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006, which are not material taken as a whole, (iii) for liabilities that have been discharged or paid in full prior to the Original Date in the ordinary course of business consistent with past practice or (iv) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due).

        Section 4.10    Disclosure Documents.    None of (a) the Company Schedule 13E-3, the Schedule 14D-9 and the Company Proxy/Information Statement, at the date each is filed with the SEC (in the case of the Company Schedule 13E-3 and the Schedule 14D-9), at the date each is first mailed to holders of Common Stock (in the case of the Company Proxy/Information Statement) or at the time of the Company Stockholder Meeting (if such meeting is held) (other than as to information supplied in writing by Parent or Merger Sub or any of their Affiliates (other than the Company and its Subsidiaries), expressly for inclusion therein, as to which no representation is made), (b) any information provided by the Company for inclusion in the Schedule TO or Offer Documents at the date each is filed with the SEC or (c) any information incorporated by reference from, or based on information in, the Company SEC Reports, at the date each is filed with the SEC, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Company Schedule 13E-3, the Schedule 14D-9, the Company Proxy/Information Statement and all related SEC filings to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto and any other applicable Law as of the date of such filing.

        Section 4.11    Absence of Certain Changes or Events.    Since September 30, 2006, (i) no change, circumstance, event or effect has occurred which has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) the Company and its Subsidiaries and, to the Knowledge of the Company, the Company Joint Ventures, have carried on their respective businesses in all material respects in the ordinary course of business.

        Section 4.12    Litigation.    Except as publicly disclosed in the Company SEC Reports filed with or furnished to the SEC prior to the Original Date, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations (a "Proceeding") of any nature against the Company or any of its Subsidiaries, except for any Proceeding which has not had or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon the Company, any of its Subsidiaries or their respective properties or assets, except for any injunction, order, judgment, decree or regulatory restriction which (i) has not had or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) would not prevent or materially delay the consummation of the Merger or the Company's ability to observe and perform its obligations hereunder.

        Section 4.13    Taxes.    Except as have not had or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company:

        (a)   all Tax Returns required to be filed by the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct and complete;

        (b)   the Company and its Subsidiaries have fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 4.13(a)) other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP if such reserves are required under GAAP;

        (c)   no audit or other proceeding by any taxing authority is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries;

        (d)   there are no Tax sharing agreements (or similar agreements) to which the Company or any of its Subsidiaries is a party to or by which the Company or any of its Subsidiaries is bound (other than agreements exclusively between or among the Company and its Subsidiaries); and

        (e)   neither the Company nor any of its Subsidiaries has engaged in any reportable transaction under Section 6011 of the Code and the regulations thereunder.

        Section 4.14    ERISA; Employee Benefits Matters.

        (a)   Section 4.14(a) of the Company Disclosure Letter contains a true and complete list of each Employee Benefit Plan (other than any multiemployer plan within the meaning of ERISA Section 3(37)) and stock purchase, stock option, severance, retention, employee loan, collective bargaining, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not, under which any Company Employee has any present or future right to benefits and which is maintained or contributed to by the Company or any of its U.S. Material Subsidiaries or under which the Company or any of its U.S. Material Subsidiaries has any present or future liability. Each Company Benefit Plan has been operated, funded and administered in compliance with its terms, the terms of any applicable collective bargaining agreement and with all applicable requirements of Law, including ERISA and the Code, except as would not subject the Company or any of its Subsidiaries to any liability that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any Company Benefit Plan that is subject to ERISA, or, to the Knowledge of the Company, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975 of the Code). Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, no "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan.

        (b)   Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, no event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations.

        (c)   Except in the ordinary course of business or as required by applicable Law, since September 30, 2006, there has been no amendment to any Company Benefit Plan that would increase materially the expense to the Company or any of its Subsidiaries of maintaining such plan above the level of the expense incurred by the Company or its Subsidiaries therefor for the most recent fiscal year. Except as contemplated by this Agreement, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or together with any other related event) (i) result in any material payment by the Company or any of its Material Subsidiaries to any Company Employee of any money or other property under any Company Benefit Plan or Company Stock Plan or (ii) result in the accelerated vesting or funding through a trust or otherwise of a material amount of compensation or benefits under any Company Benefit Plan or Company Stock Plan or (iii) result in payments under any Company Benefit Plan which would not be deductible under Section 280G of the Code.

        (d)   All amounts payable pursuant to any employment compensation, severance or other Company Benefit Plan (provided, that, solely for purposes of this Section 4.14(d), the references to "Material Subsidiaries" in the definition of Company Benefit Plan shall be deemed to be references to "Subsidiaries") or Company Stock Plan or other equity-based plan sponsored by the Company or any of its Subsidiaries, or payable in respect of Company Equity Awards in accordance with this Agreement to Persons who are holders of Common Stock or other securities of the Company (i) are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by such Persons (and matters incidental thereto) and (ii) are not calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Person. The Compensation Committee of the Board of Directors of the Company (A) at a meeting duly called and held at which all members of such committee were present, duly adopted resolutions approving as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act the Compensation Arrangements and the treatment of the Company Equity Awards in accordance with the terms set forth in this Agreement, which resolutions have not been rescinded, modified or withdrawn in any way and (B) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements. Immediately prior to the Expiration Date, there will be no Compensation Arrangements between the Company or any of its Subsidiaries, on the one hand, and any stockholder of the Company that has tendered shares of Common Stock into the Offer, on the other hand, other than those Compensation Arrangements that have been approved by the such Compensation Committee, prior to the Expiration Date, in accordance with the preceding sentence or Section 7.8(f) and with respect to which such committee has taken all other actions, prior to the Expiration Date, necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act.

        Section 4.15    Compliance With Laws.

        (a)   The Company and each of its Subsidiaries is, and at all times has been, in compliance with all Laws applicable to the Company, its Subsidiaries and their respective businesses and activities, except for such noncompliance that has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (b)   The Company and each Subsidiary of the Company has and maintains in full force and effect, and is in compliance with, all Permits and all orders from Governmental Authorities necessary for the Company and each Subsidiary to carry on their respective businesses as currently conducted and currently proposed to be conducted, except as has not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (c)   The Domestic Institution is and, since July 1, 2003, has been, duly qualified as, and in material compliance with the DOE definition of, a "proprietary institution of higher education."

        (d)   The Domestic Institution has not derived more than ninety percent (90%) of its revenues from Title IV Program funds, as determined in accordance with DOE's "90/10 Rule" as codified at 34 C.F.R. §600.5(a)(8), for any fiscal year reporting period required by the DOE ended on or after July 1, 2003.

        (e)   Neither the Company, nor any person or entity that exercises Substantial Control over the Company, any of its Subsidiaries or the Domestic Institution (as the term "Substantial Control" is used in 34 C.F.R. §668.174(b) and (c)) ("Substantial Control"), or member of such person's family (as the term "family" is defined in 34 C.F.R. §600.21(f)), alone or together, (A) exercises or exercised Substantial Control over an institution other than the Domestic Institution or over a third-party servicer (as that term is defined in 34 C.F.R. §668.2) that owes a liability for a violation of a Title IV Program or other HEA program requirement, or (B) owes a liability for a Title IV Program or other HEA program violation. At no time has the Company, any of its Subsidiaries, or the Domestic Institution, nor any person or entity that exercises Substantial Control over any of them, filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy. None of the Company, any of its Subsidiaries, or the Domestic Institution, nor any person or entity that exercises Substantial Control over any of them, has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use, or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs. To the Knowledge of the Company, neither the Company, nor any of its Subsidiaries, or the Domestic Institution currently employs any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV Programs, or contracted with any institution or third-party servicer, which has been terminated under the Title IV Programs for a reason involving the acquisition, use, or expenditure of federal, state or local government funds, or has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of federal, state, or local government funds, or has been administratively or judicially determined to have committed fraud or any other material violation of law involving federal, state, or local government funds.

        Section 4.16    Finders' Fees.    No agent, broker, investment banker, financial advisor or other firm or person except Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement. The Company has provided to Parent a complete and correct copy of any Contract between the Company and Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, relating to any such fees.

        Section 4.17    Opinion of Financial Advisors.    Each of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated has delivered to the Special Committee an opinion to the effect that, as of the Execution Date, the consideration to be received by holders of Common Stock (other than Parent, its Subsidiaries or any holder who will contribute Common Stock to Parent) pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders.

        Section 4.18    Anti-Takeover Provisions.    The Board of Directors of the Company has taken all necessary action so that any takeover, anti-takeover, moratorium, "fair price", "control share" or other similar Law enacted under any Law applicable to the Company (each, a "Takeover Statute") do not, and will not, apply to this Agreement, the Offer, the Merger or the other transactions contemplated hereby. The Company does not have any stockholder rights plan in effect.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub on the Original Date (the "Parent Disclosure Letter") (it being understood that any information set forth in a particular section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed in each other section or subsection thereof to which the relevance of such information is reasonably apparent), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

        Section 5.1    Corporate Existence and Power.    Parent is a limited partnership duly organized, validly existing and in good standing under the laws of the Province of Alberta and has all requisite power and authority to execute and deliver this Agreement and to consummate the Offer and the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Offer and the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder.

        Section 5.2    Corporate Authorization.    The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Offer, the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Merger Sub. Except for the approval of the Merger and this Agreement by Parent, as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time), no other corporate proceedings other than those previously taken or conducted on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due and valid execution and delivery of the Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally and general equitable principles.

        Section 5.3    Governmental Authorization.    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated by this Agreement do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority on the part of Parent or Merger Sub, other than (i) the filing and acceptance for record of the Articles of Merger with the SDAT; (ii) compliance with the applicable requirements of the HSR Act or the applicable Other Antitrust Laws of jurisdictions other than the United States;

(iii) compliance with the applicable requirements of the Exchange Act including the filing and dissemination of the Offer Documents, including filing of the Schedule TO; (iv) compliance with any applicable foreign or state securities or Blue Sky laws; (v) filings required as a result of facts or circumstances solely attributable to the Company, its Subsidiaries, a direct or indirect change of control thereof or the operation of their businesses; (vi) any such consent, approval, authorization, permit, action, filing or notification required from or to any Education Department, Accrediting Body or DOE (as specified in Section 5.3(vi) of the Parent Disclosure Letter) and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not be reasonably likely to adversely effect in any material respect, or prevent or materially delay, the consummation of the Merger or Parent's or Merger Sub's ability to observe and perform its material obligations hereunder.

        Section 5.4    Non-Contravention.    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or Merger Sub, (ii) assuming compliance with the items specified in Section 5.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or Merger Sub or any of their respective properties or assets, or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of Parent or Merger Sub or to a loss of any material benefit to which Parent or Merger Sub is entitled under any Contract.

        Section 5.5    Disclosure Documents.    None of (a) the Schedule TO or the Offer Documents, at the date each is filed with the SEC (other than as to information supplied in writing by the Company and its Subsidiaries expressly for inclusion therein or based upon or incorporated by reference from the Company SEC Reports, as to which no representation is made) or (b) the information supplied or to be supplied by Parent or Merger Sub or any of their Affiliates (other than the Company and its Subsidiaries) specifically for inclusion in the Company Proxy/Information Statement, the Company Schedule 13E-3 or Schedule 14D-9 will, at the date each is filed with the SEC (in the case of the Company Schedule 13E-3 or the Schedule 14D-9), on the date each is first mailed to stockholders of the Company (in the case of the Company Proxy/Information Statement), or at the time of the Company Stockholder Meeting (if such meeting is held), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 5.6    Finders' Fees.    No agent, broker, investment banker, financial advisor or other firm or Person except Goldman, Sachs & Co. and Citigroup is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement in the event the Offer is not consummated.

        Section 5.7    Financing.    Parent has delivered to the Company true and complete copies of (i) the debt commitment letters dated as of the Execution Date from Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (collectively (but excluding the commitments contained therein with respect to the New Incremental Facilities (as defined therein)), the "Debt Financing Commitments"), pursuant to which the lenders party thereto committed, subject to the terms thereof, to lend the amounts set forth therein, including a margin loan credit facility with respect to the purchase of shares of Common Stock pursuant to the Offer (such margin loan credit facility, the "Offer Financing" and collectively with the other amounts reflected in such debt commitment letters, other than the New Incremental Facilities, the "Debt Financing"), and (ii) the equity commitment letters, dated as of the Execution Date, from each of the Persons listed in Section 5.7 of the Parent Disclosure

Letter (the "Equity Financing Commitments" and together with the Debt Financing Commitments, the "Financing Commitments"), pursuant to which such parties have committed, subject to the terms thereof, to invest the cash amounts set forth therein (the "Equity Financing" and together with the Debt Financing, the "Financing"). Prior to the Execution Date, (i) none of the Financing Commitments has been amended or modified, and (ii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. As of the Execution Date, the Financing Commitments are in full force and effect and are legal, valid and binding obligations of Parent or Merger Sub, as applicable, and to the knowledge of Parent, the other parties thereto. As of the Execution Date, assuming the accuracy of the Company's representations and warranties contained herein, neither Parent, Merger Sub nor any direct investor in Parent has any knowledge that any event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Merger Sub or any direct investor in Parent under any term or condition of the Financing Commitments or otherwise be reasonably likely to result in any portion of the Financing contemplated thereby to be unavailable. The only conditions precedent to the obligations of the lenders and other Persons committing pursuant to the Financing Commitments to make the Financing available to Parent or its Affiliates are those contemplated by the terms of the Financing Commitments. As of the Execution Date, assuming the accuracy of the Company's representations and warranties contained herein, neither Parent, Merger Sub nor any of the direct investors in Parent has any reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Financing Commitments. Parent, Merger Sub and their respective Affiliates have fully paid any and all commitment fees or other fees required by the terms of the Financing Commitments to be paid on or before the Execution Date. Subject to the terms and conditions of the Financing Commitments and this Agreement and assuming the accuracy of the Company's representations and warranties contained herein, the proceeds from the Financing constitute all of the financing required to be provided by Parent for the consummation of the Offer and of the Merger upon the terms set forth in this Agreement and other transactions contemplated by this Agreement.

        Section 5.8    Equity Rollover Commitments.    Parent has delivered to the Company true and complete copies of the equity rollover letters (the "Equity Rollover Commitments"), dated as of the Execution Date, from each of the Persons listed in Section 5.8 of the Parent Disclosure Letter (the "Rollover Entities"), pursuant to which such parties have committed to contribute to Parent that number of shares of Common Stock set forth in such letters for shares of membership interests of Parent immediately prior to the Effective Time. As of the Execution Date, the Equity Rollover Commitments are in full force and effect and are legal, valid and binding obligations of Parent and the other parties thereto. The only conditions precedent to the obligations of each of the Rollover Entities under the Equity Rollover Commitments are those contemplated by the terms of the Equity Rollover Commitments. As of the Execution Date, assuming the accuracy of the Company's representations and warranties contained herein, neither Parent, Merger Sub nor any direct investor in Parent has any knowledge that any event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under any term or condition of the Equity Rollover Commitments or otherwise be reasonably likely to result in any portion of the commitments contemplated thereby to be unavailable. As of the Execution Date, assuming the accuracy of the Company's representations and warranties contained herein, neither Parent, Merger Sub nor any direct investor in Parent has any reason to believe that any of the Rollover Entities will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Equity Rollover Commitments.

        Section 5.9    Merger Sub.    Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with the transactions contemplated hereby, including in connection with arranging the Financing. As of the Execution Date, there were 100 shares of common stock of Merger Sub outstanding, representing the only shares of Merger Sub outstanding and entitled to vote on the Merger.

        Section 5.10    Voting Arrangements.    Other than the Tender Agreements and the Voting Agreement and as set forth in Section 5.10 of the Parent Disclosure Letter, no direct or indirect equity investor in Parent or Merger Sub, or any Affiliate thereof (other than the Company or any of its Subsidiaries), is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of any Common Stock it owns beneficially (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) or of record in respect of the Merger or any transaction involving a Company Acquisition Proposal or Superior Proposal or any other transactions contemplated hereby or thereby.

        Section 5.11    Compliance with Laws; Education Consents.    None of Parent or Merger Sub or any person or entity that exercises Substantial Control over Parent or Merger Sub, or member of such person's family (as the term "family" is defined in 34 C.F.R. §600.21(f)), alone or together, (A) exercises or exercised Substantial Control over any institution or over a third-party servicer (as that term is defined in 34 C.F.R. §668.2) that owes a liability for a violation of a Title IV Program or other HEA program requirement, or (B) owes a liability for a Title IV Program or other HEA program violation. At no time has Parent, Merger Sub, or any Affiliate of Parent or Merger Sub, or any person or entity that exercises Substantial Control over any of them (other than portfolio companies or portfolio investments), filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy. None of Parent or Merger Sub, or any person or entity that exercises Substantial Control over any of them, has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use, or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs. To the knowledge of Parent and Merger Sub, neither Parent nor Merger Sub currently employs any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV Programs, or contracted with any institution or third-party servicer, which has been terminated under the Title IV Programs for a reason involving the acquisition, use, or expenditure of federal, state or local government funds, or has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of federal, state, or local government funds, or has been administratively or judicially determined to have committed fraud or any other material violation of law involving federal, state, or local government funds.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGER

        Section 6.1    Conduct of the Company and Subsidiaries.    Except for matters (x) set forth in Section 6.1 of the Company Disclosure Letter or as otherwise contemplated by or specifically provided in this Agreement, or (y) consented to in writing by Parent (which consent shall not be unreasonably withheld), from the date hereof until the Share Purchase Date, the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses in the ordinary and usual course consistent with past practice. Without limiting the generality of the foregoing, and except for matters set forth in Section 6.1 of the Company Disclosure Letter or as otherwise contemplated by or specifically provided in this Agreement, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall not permit its Subsidiaries to:

        (a)   propose or adopt any change in its organizational or governing documents;

        (b)   merge or consolidate the Company or any of its Subsidiaries with any Person, other than the Merger and other than such transactions solely among the Company and/or its wholly owned Subsidiaries that would not result in a material increase in the Tax liability of the Company or its Subsidiaries;

        (c)   sell, lease or otherwise dispose of a material amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a joint venture), other than such transactions solely among the Company and/or its Subsidiaries that would not result in a material increase in the Tax liability of the Company or its Subsidiaries;

        (d)   fail to comply with Section 6.01 (captioned Indebtedness; Certain Equity Securities) of the Five-Year Credit Agreement as in effect on the Original Date;

        (e)   offer, place or arrange any issue of debt securities or commercial bank or other credit facilities that could be reasonably expected to compete with or impede the Debt Financing or cause the breach of any provisions of the Debt Financing Commitments or cause any condition set forth in the Debt Financing Commitments not to be satisfied;

        (f)    make any material loans, advances or capital contributions to, acquisitions or licenses of, or investments in, any other Person, except for (i) transactions solely among the Company and/or wholly owned Subsidiaries of the Company, or (ii) as required by existing contracts or transactions that do not exceed $200 million in the aggregate;

        (g)   authorize any capital expenditures in excess of $10,000,000 per project or related series of projects in excess of $50,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by the Company's 2007 budget or carried over from the 2006 budget and approved development plans, as delivered to Parent prior to the Original Date;

        (h)   fail to comply with Section 6.02 (captioned Liens) of the Five-Year Credit Agreement as in effect on the Original Date;

        (i)    enter into or amend any Contract with any executive officer (except for the amendments described in Section 6.1 of the Company Disclosure Letter with respect to the change of control agreements listed therein) director or other Affiliate of the Company or any of its Subsidiaries or any Person beneficially owning 5% or more of the Common Stock;

        (j)    split, combine or reclassify any Company Securities or Subsidiary Securities or amend the terms of any Company Securities or Subsidiary Securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Company Securities or Subsidiary Securities other than a dividend or distribution by a Subsidiary of the Company in the ordinary course of business, (iii) grant, issue or offer to grant or issue any Company Securities or Subsidiary Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any Company Securities or Subsidiary Securities, other than in connection with (A) the exercise of Company Options, (B) the withholding of Company Securities to satisfy tax obligations with respect to Company Equity Awards, (C) the acquisition by the Company of Company Securities in connection with the forfeiture of Company Equity Awards, (D) the acquisition by the Company of Company Securities in connection with the net exercise of Company Options in accordance with the terms thereof, and (E) the issuance of Company Securities as required to comply with any Company Benefit Plan or Employment Agreement as in effect on the Original Date; provided, however, that clauses (B) through (D) shall only be permitted to the extent the applicable Company Stock Plan or related award agreements provide therefor at the Original Date;

        (k)   except (i) as required pursuant to existing written agreements or any Company Benefit Plan, Employment Agreement or collective bargaining agreement in effect on the Original Date, (ii) as effected in the ordinary course of business or (iii) as required by applicable Law (including Section 409A of the Code), (A) adopt, amend or terminate any Company Benefit Plan or enter into, amend or terminate any collective bargaining agreement or any Employment Agreement with any Company Employee, except for entry into Employment Agreements in the ordinary course of business consistent with past practice with persons who are not executive officers or directors to the extent necessary to replace a departing employee or fill an existing vacancy, (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (C) increase in any manner the compensation or fringe benefits of any Company Employee by an amount in excess of $1,000,000 in the aggregate outside of the ordinary course of business, or (D) grant any severance or termination pay to any Company Employee;

        (l)    settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim or arbitration, other than settlements or compromises of litigation, claims or arbitration that do not exceed $10,000,000 in the aggregate and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company and other than any litigation relating to the transactions contemplated by this Agreement;

        (m)  other than in the ordinary course of business consistent with past practice or except to the extent required by Law, make or change any material Tax election, or settle or compromise any material Tax liability of the Company or any of its Subsidiaries, agree to an extension of the statute of limitations with respect to the assessment or determination of Taxes of the Company or any of its Subsidiaries, file any amended Tax Return with respect to any material Tax, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

        (n)   make any change in financial accounting methods or method of Tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may have been required by a change in GAAP or Law;

        (o)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger and consolidations, mergers or reorganizations solely among wholly owned Subsidiaries of the Company), or a letter of intent or agreement in principle with respect thereto;

        (p)   (i) approve, adopt or enter into any stockholders' rights plan or other anti-takeover measure unless it excludes Parent, Merger Sub, and any of their respective members, stockholders and Affiliates from its operation in all respects; or (ii) take any action that would cause any Takeover Statute to apply to this Agreement, the Offer, the Merger or the other transactions contemplated hereby;

        (q)   take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Offer or of the Company to consummate the Merger or the other transactions contemplated by this Agreement; or

        (r)   authorize, agree or commit to do any of the foregoing.

        Section 6.2    Conduct of Parent and Merger Sub.    Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, unless otherwise contemplated herein, it shall not (i) take any action (including by way of amendment to the Investors Agreement dated as of the Execution Date among Parent and the investors named therein (the "Investors Agreement")) that is intended to or would result in any of the Offer Conditions or any of the conditions to effecting the Merger set forth in Article VIII becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by this Agreement. Parent has provided to the Company a true and correct copy of the Investors Agreement.

        Section 6.3    No Control of Other Party's Business.    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Acceptance Date, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent's or its Subsidiaries' operations. Prior to the Acceptance Date, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

Article VII
ADDITIONAL AGREEMENTS

        Section 7.1    Stockholder Meeting; Proxy Material.

        (a)   If the Stockholder Vote is required by Law in order to consummate the Merger, the Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholder Meeting") for the purpose of obtaining the approval of the Merger and this Agreement by the Company stockholders in accordance with applicable Law and as provided in this Agreement as promptly as reasonably practicable following the Expiration Date.

        (b)   In connection with the Company Stockholder Meeting, if held, the Company will (i) as promptly as reasonably practicable prepare the Company Proxy/Information Statement and applicable amendments to the Company Schedule 13E-3 and file the Company Proxy/Information Statement and applicable amendments to the Company Schedule 13E-3 with the SEC as promptly as reasonably practicable following the Expiration Date and in any event within 5 Business Days following the Expiration Date, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and provide copies of such comments to Parent and Merger Sub promptly upon receipt and copies of proposed responses to Parent and Merger Sub a reasonable time prior to filing to allow meaningful comment, (iii) as promptly as reasonably practicable prepare and file (after Parent and Merger Sub have had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) mail to its stockholders as promptly as reasonably practicable the Company Proxy/Information Statement and all other customary proxy or other materials for meetings such as the Company Stockholder Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company stockholders any supplement or amendment to the Company Proxy/Information Statement and the Company Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Stockholder Meeting, and (vi) otherwise use reasonable best efforts to comply with all requirements of Law applicable to any Company Stockholder Meeting and the Merger. Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Company Proxy/Information Statement and the preparation and filing of the Company Schedule 13E-3, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy/Information Statement and the Company Schedule 13E-3 under applicable Law. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Company Proxy/Information Statement and the Company Schedule 13E-3, or any amendments or supplements thereto, prior to mailing the Company Proxy/Information Statement to its stockholders and filing the Company Schedule 13E-3 with the SEC.

        (c)   If, at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub or any of their respective Affiliates should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Company Proxy/Information Statement or Company Schedule 13E-3, as applicable, so that the Company Proxy/Information Statement or Company Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent required by applicable Law, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company's stockholders.

        (d)   In connection with the filing of the Company Proxy/Information Statement, the Company and Merger Sub will cooperate to (i) concurrently with the preparation and filing of the Company Proxy/Information Statement, prepare and file with the SEC amendments to the Company Schedule 13E-3 relating to the Merger and the other transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Company Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will consult with each other prior to providing such response, (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) have cleared by the SEC (if applicable) the Company Schedule 13E-3 and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the stockholders of the Company any supplement or amendment to the Company Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Stockholder Meeting. At the Company Stockholder Meeting, Parent will cause all shares of Common Stock held of record by Parent or Merger Sub (or its assignees, if any) as of the applicable record date and entitled to vote thereon in favor of the approval of the Merger and the Merger Agreement.

        Section 7.2    Reasonable Best Efforts.    (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including the Offer and the Merger), including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, Permits or orders from all Governmental Authorities or other Persons and, in the case of Parent, using reasonable best efforts to enforce any remedies available to Parent in the Investors Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make, or cause to be made (to the extent not previously made prior to the date of this Agreement), the filings and authorizations required under the Other Antitrust Laws of jurisdictions other than the United States and under applicable Law with respect to the DOE and any other applicable Education Departments and Accrediting Bodies as promptly as reasonably practicable after the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the Other Antitrust Laws of jurisdictions other than the United States or other applicable Law with respect to the DOE and any other applicable Education Departments and Accrediting Bodies and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 7.2 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the Other Antitrust Laws of jurisdictions other than the United States as soon as practicable; provided that in no event shall any member or other holder of interests in Parent, or any Affiliate of any member of Parent, be required to take any action with respect to any portfolio company or agree to undertake any divestiture or restrict its conduct with regard to any business other than the business of the Company and its Subsidiaries.

        (b)   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 7.2(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "DOJ"), the DOE or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, the DOE or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ, the DOE or such other applicable Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

        (c)   In furtherance and not in limitation of the covenants of the parties contained in Sections 7.2(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer or the Merger or the other transactions contemplated hereby, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting its business in a manner which would resolve such objections or suits, so long as such actions, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on the Company; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon consummation of the Offer or the Merger and the other transactions contemplated hereby; and provided, further, however, that in no event shall any member or other holder of interests in Parent, or any Affiliate of any member of Parent, be required to take any action with respect to any portfolio company or agree to undertake any divestiture or restrict its conduct with regard to any business other than the business of the Company and its Subsidiaries. Without excluding other possibilities, the transactions contemplated by this Agreement shall be deemed to be materially delayed if unresolved objections or suits delay or would reasonably be expected to delay the consummation of the transactions contemplated hereby beyond the End Date.

        (d)   Subject to the obligations under Section 7.2(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Offer or the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

        (e)   The Company and each of its Subsidiaries and Parent will cooperate with each other and will take all commercially reasonable steps, and proceed diligently and in good faith (i) to submit any necessary amendments or revisions of the pre-acquisition review application for the Domestic Institution delivered to the DOE on March 22, 2007, and (ii) promptly to submit and make other applications, notices and submissions (or amendments to any of the foregoing previously submitted) with the DOE and other Education Departments and Accrediting Bodies which must be filed prior to the Share Purchase Date, or Closing Date, as applicable, in order for the Company to obtain (a) all Education Department and Accrediting Body approvals and permits which must be obtained prior to the Share Purchase Date or Closing, as required, in order for the Domestic Institution and Foreign Institutions to operate as they are currently operated and for the Domestic Institution and Foreign Institutions to participate in all of the Student Financial Assistance Programs, including the Title IV Programs, under the ownership of the Surviving Corporation (collectively, the "Pre-Acquisition Education Consents", identified as such in Section 7.2(e)(i) of the Company Disclosure Letter), and (b) all Education Department and Accrediting Body approvals and permits which must be obtained after the Share Purchase Date or Closing, as required, in order for the Domestic Institution and Foreign Institutions to operate as they are currently operated and for the Domestic Institution and Foreign Institutions to participate in all of the Student Financial Assistance Programs, including the Title IV Programs, under the ownership of the Surviving Corporation (collectively, the "Post-Acquisition Education Consents", identified as such in Section 7.2(e)(ii) of the Company Disclosure Letter); provided, however, that the Company (including any of its Subsidiaries) shall not file any application, notice or other submission to the DOE, any Education Department or any Accrediting Body without providing Parent a reasonable opportunity to review such application, notice or other submission and without obtaining the consent of Parent (which consent shall not be unreasonably withheld or delayed); provided, further, however, that the Company shall be solely responsible for the submission of all such applications, notices and submissions, subject only to the right of Parent and Merger Sub to review and consent to such applications, notices and submissions as provided for in this Section 7.2(e).

        (f)    Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Offer, the Merger or any of the other transactions contemplated hereby, (i) without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person, other than standard Governmental application, filing or registration fees, and (ii) no party or its Affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation (provided, however, that such party shall give the other parties hereto the opportunity to make such payments).

        (g)   In furtherance and not in limitation of the covenants of the parties contained in Sections 7.2(a) and (b), at the request of Parent at any time after the date of this Agreement, the Company will establish a record date, as specified by Parent, for providing notice of the Short Form Merger in compliance with applicable Law, take all action necessary or desirable to effect the mailing of such notice as directed by Parent and use its reasonable best efforts to take any related actions reasonably requested by Parent.

        Section 7.3    Access to Information.    (a) Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent and Merger Sub and their respective authorized Representatives, during normal business hours and upon reasonable advance notice (i) such access to the offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company) as Parent or Merger Sub reasonably may request and (ii) all documents that Parent or Merger Sub reasonably may request. Notwithstanding the foregoing, Parent, Merger Sub and their Representatives shall not have access to any books, records, documents and other information (i) to the extent that such books, records, documents or other information are subject to the terms of a confidentiality agreement with a third party (provided that the Company shall use its reasonable best efforts to obtain waivers under such agreements or implement requisite procedures to enable reasonable access without violating such agreement), (ii) to the extent that the disclosure thereof would result in the loss of attorney-client privilege, (iii) to the extent required by applicable Law (provided that the Company shall use its reasonable best efforts to enable the provision of reasonable access without violating such law) or (iv) to the extent relating to pricing or other matters that are highly sensitive if the exchange of such books, records, documents or other information (or portions thereof), as reasonably determined by the Company's counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates). The parties will make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply. All information exchanged pursuant to this Section 7.3(a) shall be subject to the Confidentiality Agreements and the Sterling Confidentiality Agreement.

        (b)   No investigation by any of the parties or their respective Representatives shall affect the representations or warranties of the other set forth herein.

        Section 7.4    No Solicitation.

        (a)   [Reserved.]

        (b)   Subject to Section 7.4(c), until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, none of the Company, the Company's Subsidiaries nor any of their respective Representatives shall, directly or indirectly, (A) initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations (including by exempting any Person from any applicable Takeover Statute), or (B) approve or recommend, or propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing.

        (c)   Notwithstanding anything to the contrary contained in Section 7.4(b), if at any time prior to the Acceptance Date, (i) the Company has received a written Company Acquisition Proposal from a third party that the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) believes in good faith to be bona fide and (ii) the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, that the Company (x) will not, and will not allow Company Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) will promptly provide to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent and Merger Sub. The Company shall promptly (within one Business Day) notify Parent and Merger Sub in the event it receives a Company Acquisition Proposal from a Person or group of related Persons, including the material terms and conditions thereof and the identity of the party making such proposal or inquiry, and shall keep Parent and Merger Sub reasonably apprised as to the status and any material developments, discussions and negotiations concerning the same. Without limiting the foregoing, the Company shall promptly (within one Business Day) notify Parent and Merger Sub orally and in writing if it determines to begin providing information or to engage in negotiations concerning a Company Acquisition Proposal.

        (d)   Subject to Section 7.4(e), neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Recommendation or (ii) take any other action or make any other public statement in connection with the Offer or the Company Stockholder Meeting inconsistent with such Recommendation. None of the Board of Directors of the Company, any committee thereof or the Company itself, shall agree with any Person to limit or not to give prior notice to Parent and Merger Sub of its intention to effect a Recommendation Withdrawal or to terminate this Agreement in light of a Superior Proposal.

        (e)   Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the Acceptance Date, the Company receives a Company Acquisition Proposal which the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) concludes in good faith constitutes a Superior Proposal, the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) may withdraw or modify its Recommendation in a manner adverse to Parent and Merger Sub ("Recommendation Withdrawal"); provided, however, that the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) may not effect a Recommendation Withdrawal pursuant to this

Section 7.4(e) unless: (i) the Company has provided prior written notice to Parent and Merger Sub, at least five calendar days in advance (the "Notice Period"), of its intention to effect a Recommendation Withdrawal in response to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and has contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents; and (ii) prior to effecting such Recommendation Withdrawal, the Company has, and has caused its financial and legal advisors to, during the Notice Period, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal ceases to constitute a Superior Proposal. In the event of any material revisions to the applicable Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 7.4(e) with respect to such new written notice (to the extent so required), except that the Notice Period shall be reduced to three Business Days.

        (f)    Nothing contained in this Section 7.4 or elsewhere in this Agreement shall prohibit the Company, prior to the Acceptance Date, from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors), after receipt of advice from its outside legal counsel, failure so to disclose would be inconsistent with disclosure requirements under applicable Law; provided, any such disclosure made pursuant to clause (i) or (ii) (other than a "stop, look and listen" letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Recommendation Withdrawal unless the Board of Directors of the Company (acting through the Special Committee, if such committee still exists) expressly reaffirms in such disclosure the Recommendation.

        (g)   The Company agrees that any violations of the restrictions set forth in this Section 7.4 by any Representative of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 7.4 by the Company.

        (h)   As used in this Agreement, the term:

          (i)    "Acceptable Confidentiality Agreement" means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Sterling Confidentiality Agreement, provided, however, that an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Sterling Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreements and the Sterling Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto;

          (ii)   "Company Acquisition Proposal" means any inquiry, proposal or offer from any Person or group of Persons other than Parent, Merger Sub or their respective Affiliates relating to any direct or indirect acquisition or purchase (whether in a single transaction or a series of transactions) of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 30% or more of any class or series of Company Securities or Subsidiary Securities, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 30% or more of any class or series of Company Securities or Subsidiary Securities, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company

  whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole);

          (iii)  "Superior Proposal" means a Company Acquisition Proposal, which was not obtained in violation of this Section 7.4, and which the Board of Directors of the Company (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) in good faith determines, would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (in their capacities as stockholders) than the transactions contemplated hereby (x) after receiving the advice of its financial advisor (who shall be a nationally recognized investment banking firm), (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein) and (z) after taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal; provided that for purposes of the definition of "Superior Proposal", the references to "30% or more" in the definition of Company Acquisition Proposal shall be deemed to be references to "a majority" and the definition of Company Acquisition Proposal shall only refer to a transaction or series of transactions (i) directly involving the Company (and not exclusively its Subsidiaries) or (ii) involving a sale or transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

        Section 7.5    Director and Officer Liability.

        (a)   From and after the Share Purchase Date, the Company (and following the Effective Time, the Surviving Corporation) shall to the greatest extent permitted by Law indemnify and hold harmless and comply with all of the Company's and its respective Subsidiaries' obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative ("Damages"), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Share Purchase Date to the extent provided under the Company's or such Subsidiaries' respective organizational and governing documents or agreements in effect on the Original Date, including the approval of the Original Merger Agreement, this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement; and (ii) such persons against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries. For a period of six years after the Share Purchase Date, the Company or Surviving Corporation shall cause to be maintained in effect the current policies of officers' and directors' liability insurance maintained on the Original Date by the Company and its respective Subsidiaries (the "Current Policies"); provided, however, that the Surviving Corporation may, and in the event of the cancellation or termination of such policies shall, substitute therefor policies with reputable and financially sound carriers providing at least the same coverage and amount and containing terms and conditions that are no less favorable to the covered persons (the "Replacement Policies") in respect of claims arising from facts or events that existed or occurred prior to or at the Share Purchase Date under the Current Policies; provided, further, however, that in no event will the Surviving Corporation be required to expend annually in excess of 300% of the annual premium currently paid by the Company under the Current Policies (the "Insurance Amount") (in which event, the Surviving Corporation shall obtain as much comparable insurance as available for the Insurance Amount); provided, further, however, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase "tail" insurance coverage that provides coverage no less favorable than the coverage described above, provided that the Company shall not be required to pay any amounts in respect of such coverage prior to the Share Purchase Date.

        (b)   This Section 7.5 shall survive the consummation of the Offer and the Merger and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person (including by dissolution), then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume and honor the obligations set forth in this Section 7.5.

        (c)   The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.5 is not prior to or in substitution for any such claims under any such policies.

        Section 7.6    Takeover Statutes.    The parties shall use their respective reasonable best efforts (i) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Merger, the Tender Agreements, the Voting Agreement or any of the other transactions contemplated by this Agreement or such other agreements and (ii) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Merger, the Tender Agreements, the Voting Agreement and the other transactions contemplated by this Agreement or such other agreements may be consummated as promptly as practicable on the terms contemplated by this Agreement or such other agreements and otherwise to minimize the effect of such Takeover Statute on the Offer, the Merger, the Tender Agreements, the Voting Agreement and the other transactions contemplated by this Agreement or such other agreements.

        Section 7.7    Public Announcements. Except with respect to any Recommendation Withdrawal or any action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 7.4, so long as this Agreement is in effect, the parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable Law, court process or any listing agreement with the Nasdaq Global Select Market, will not issue any such press release or make any such public statement without the consent of the other parties (not to be unreasonably withheld or delayed).

        Section 7.8    Employee Matters.

        (a)   Without limiting any additional rights that any Company Employee employed by the Company or any of its Subsidiaries at the Share Purchase Date ("Current Employee") may have under any Company Benefit Plan, Employment Agreement or collective bargaining agreement, Parent shall cause the Company (and, following the Effective Time, the Surviving Corporation) and each of its Subsidiaries, for the period commencing on the Share Purchase Date and ending on the first anniversary thereof, to maintain for each Current Employee (i) base salary or hourly wage rate, target cash bonus opportunities under annual programs and commissions, but excluding equity and equity equivalents (collectively, "Compensation"), that in the aggregate is no less favorable than, and (ii) severance, pension and welfare benefits that in the aggregate are no less favorable than, in the case of the foregoing clauses (i) and (ii), the Compensation and benefits maintained for and provided to such Current Employee immediately prior to the Share Purchase Date; provided, however, that, subject to the obligations set forth in this Section 7.8, nothing herein shall (A) prevent the amendment or termination of any Company Benefit Plans in accordance with their respective terms, or (B) interfere with the Company's or the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable Law. Nothing in this Section 7.8 shall limit the right of Parent, the Company, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable contractual obligations and any applicable employee benefit plans. The provisions in this Section 7.8(a) are in addition to any effect Section 7.8(c) may have on Compensation and benefits.

        (b)   As of and after the Share Purchase Date, Parent will, or will cause the Company or the Surviving Corporation to, give each Current Employee full credit for purposes of eligibility to participate and vesting (but not for benefit accrual purposes, except for purposes of vacation and severance) under any Employee Benefit Plans and any other employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements, in each case maintained for the benefit of Current Employees as of and after the Share Purchase Date by Parent, its Subsidiaries or the Surviving Corporation (each, a "Parent Plan") for such Current Employee's service prior to the Share Purchase Date with the Company and its Subsidiaries and their predecessor entities, to the same extent such service is recognized by the Company or its Subsidiaries immediately prior to the Share Purchase Date except to the extent such credit would result in an unintended duplication of benefits. With respect to each Parent Plan that is a "welfare benefit plan" (as defined in Section 3(1) of ERISA), Parent or its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents to the extent waived under any Company Benefit Plan and (ii) give effect, for the year in which the Closing occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to the extent credited under any Company Benefit Plan, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under similar plans maintained by the Company and its Subsidiaries in which such Current Employees and their eligible dependents participated immediately prior to the Share Purchase Date.

        (c)   From and after the Share Purchase Date, Parent will cause the Company or the Surviving Corporation and all of their Subsidiaries to assume and honor, in accordance with their respective terms, (i) each employment, change in control, severance and termination plan, policy or agreement of or between the Company or any of its Subsidiaries, on the one hand, and any officer, director or employee of that company, on the other hand and (ii) each deferred compensation and bonus plan, program or agreement in the case of each of the foregoing clauses (i) and (ii), to the extent listed on Section 7.8 of the Company Disclosure Letter and legally binding on the Company or any of its Subsidiaries, with appropriate adjustments to reflect the effects of the Merger.

        (d)   [Reserved.]

        (e)   The provisions of this Section 7.8 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any Company Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 7.8) under or by reason of any provision of this Agreement nor shall any provision of this Section 7.8 constitute an amendment or modification of any of the Company Benefit Plans.

        (f)    If at any time prior to the Acceptance Date the Company or Parent identifies any Compensation Arrangements that were not covered by the resolutions described in Section 4.14(d), the Company shall use reasonable best efforts to cause the Compensation Committee of the Board of Directors to adopt resolutions with respect to such identified Compensation Arrangements comparable to the resolutions described in Section 4.14(d).

        Section 7.9    Financing.    (a) At all times on or prior to the Effective Time, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives, including legal and accounting advisors, to, provide all cooperation reasonably requested by Parent in connection with the Financing and the other transactions contemplated by this Agreement, including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, (iii) (x) executing and delivering any pledge and security documents or currency or interest hedging arrangements or otherwise reasonably facilitating the pledging of collateral, in each case effective on or after the Effective Time, and (y) executing and delivering any other definitive financing documents or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters, customary authorization letters included in such syndication memoranda containing customary representations regarding the information about the Company and its Subsidiaries included in such memoranda, and consents of accountants for use of their reports in any materials relating to the Debt Financing), in each case effective on or after the Acceptance Date, (iv) furnishing Parent and its Financing sources as promptly as practicable with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act, including audits thereof to the extent so required, to consummate the offering of debt securities contemplated by the Debt Financing Commitments at the time in the Company's fiscal year that such offering will be made, (v) using reasonable best efforts to obtain accountants' comfort letters and legal opinions as reasonably requested by Parent, (vi) using its commercially reasonable efforts to provide monthly financial statements (excluding footnotes) within 25 days of the end of each month prior to the Closing Date, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company's current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) effective on or after the Acceptance Date, establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (viii) taking all other corporate actions reasonably necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Merger Sub or the Company, as applicable, (it being understood that (A) to the greatest extent practicable, the actions contemplated by this Section 7.9(a)(viii) shall not be required to be taken until immediately prior to the Acceptance Date and that prior to the taking of such actions, any current member of the Board of Directors may resign and (B) if such member of the Board of Directors resigns, the failure of any such director to take any such action shall not constitute a failure to satisfy an Offer Condition) and (ix) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Debt Financing from time to time on or after the Acceptance Date. Parent shall, promptly upon request by the Company, reimburse, or cause its Affiliates to reimburse, the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Company or the Subsidiaries). The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company and its marks. All non-public or otherwise confidential information regarding the Company obtained by Parent, Merger Sub or their Representatives pursuant to this Section 7.9(a) shall be kept confidential in accordance with the Confidentiality Agreements, except for such information contained in any offering memoranda referred to above and consented to by the Company (such consent not to be unreasonably withheld or delayed).

        (b)   Each of Parent and Merger Sub shall use its reasonable best efforts to arrange the Debt Financing as promptly as practicable on the terms and conditions described in the Debt Financing Commitments, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto, (ii) to satisfy on a timely basis all conditions applicable to Parent or Merger Sub in such definitive agreements that are within its control and (iii) from and after the Share Purchase Date, furnish Parent's Financing sources as promptly as practicable with financial and other pertinent information regarding the Company as may be reasonably required pursuant to the Debt Financing Commitments, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act, including audits thereof to the extent so required, to consummate the offering of debt securities contemplated by the Debt Financing Commitments at the time in the Company's fiscal year that such offering will be made. Subject to the satisfaction (or waiver by Parent or Merger Sub) of the Offer Conditions, each of Parent and Merger Sub shall use its reasonable best efforts to cause the lenders and the other Persons providing the Offer Financing to fund the Offer Financing as required by the terms thereof prior to the End Date (including by taking enforcement action to cause such lenders and other Persons providing such Offer Financing to fund such Offer Financing). Subject to the satisfaction (or waiver by Parent) of the conditions set forth in Article VIII, each of Parent and Merger Sub shall use its reasonable best efforts to cause the lenders and the other Persons providing the Financing contemplated in connection with the Merger to fund such Financing as required by the terms thereof (including by taking enforcement action to cause such lenders and other Persons providing such Financing to fund such Financing). In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms no less favorable, taken as a whole, to Parent and Merger Sub (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. Parent and Merger Sub shall keep the Company reasonably apprised of material developments relating to the Financing.

        (c)   Neither Parent nor Merger Sub shall agree to any amendments or modifications to, or grant any waivers of, any condition or other material provision under the Financing Commitments without the consent of the Company if such amendments, modifications or waivers would impose new or additional conditions or otherwise amend, modify or waive any of the conditions to the receipt of the Financing in a manner that would be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Annex A or Article VIII. Notwithstanding anything in this Agreement to the contrary, one or more Debt Financing Commitments may be superseded at the option of Parent and Merger Sub after the Execution Date but prior to the Effective Time by new debt financing commitments (the "New Financing Commitments") which replace existing Debt Financing Commitments; provided, that the terms of the New Financing Commitments shall not (A) impose new or additional conditions to the receipt of the Financing as set forth in the Debt Financing Commitments in any material respect or (B) be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VIII. In such event, the term "Financing Commitments" as used herein shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the New Financing Commitments to the extent then in effect. In addition, if from or after the date of this Agreement, the financing contemplated by the New Incremental Facilities and/or the Five-Year Credit Agreement are modified to permit borrowings for the purposes contemplated by the New Incremental Facilities, the obligations of the Company pursuant to this Section 7.9 shall also apply to the New Incremental Facilities (or any facilities committed in replacement thereof).

        (d)   Parent or any of its Affiliates may engage any agent, broker, investment banker, financial advisor or other provider of financing and may seek or obtain, or engage in substantive discussions in respect of, any equity commitments or equity financing in respect of the Offer, the Merger or any of the other transactions contemplated hereby.

        Section 7.10    Confidentiality Agreements.    Parent acknowledges on behalf of its Affiliates and each investor in Parent party to any Confidentiality Agreement or the confidentiality agreement dated September 12, 2006, between Sterling and the Company (the "Sterling Confidentiality Agreement") that such Affiliates and investors continue to be bound by such Confidentiality Agreements (including any "standstill" provisions therein), and the parties hereto acknowledge and agree that this Agreement does not in any manner modify or limit the Company's or such Affiliate's rights under such agreements, except that each of the Confidentiality Agreements and the Sterling Confidentiality Agreement shall be deemed to be amended to allow (x) the taking of any action permitted by this Agreement, including the formation of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with financing sources or other Persons identified in Section 7.9, the acquisition by each member of any such group of beneficial ownership of securities of the Company held by all other group members, and the making of any necessary filings with respect to the formation of, and beneficial ownership of voting securities of the Company by the members of, such a group and (y) to permit Parent, Merger Sub and their respective Affiliates to make "solicitations" of "proxies" to vote (as such terms are used in Regulation 14A promulgated under the Exchange Act) in favor of the approval of the Merger. The Confidentiality Agreements and the Sterling Confidentiality Agreements shall terminate upon the Share Purchase Date.

        Section 7.11    Management.    In no event shall Parent or any of its Affiliates (which for purposes of this Section shall be deemed to include each direct investor in Parent) enter into any arrangements that are effective prior to the Acceptance Date with any member of the Company's management or any other Company Employee on terms that expressly prohibit or restrict such member of management or such Company Employee from discussing, negotiating or entering into any arrangements with any third party in connection with a transaction relating to the Company or its Subsidiaries or seek to do so. Parent shall cause its Affiliates to comply with the foregoing covenant.

        Section 7.12    Resignation of Directors.    Prior to the Share Purchase Date, the Company will cause each member of its Board of Directors (except to the extent agreed by Parent and the applicable member of the Company's Board of Directors) to execute and deliver a letter, which will not be revoked or amended prior to such date, effectuating his or her resignation as a director of the Company effective on the Share Purchase Date and the appointment as members of the Board of Directors of the Company of the individuals designated by Parent pursuant to Section 1A.3(b).

        Section 7.13    Notice of Current Events.    From and after the date of this Agreement until the Share Purchase Date, the Company and Parent shall promptly notify each other orally and in writing of (i) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Offer, the Merger and the other transactions contemplated by this Agreement not to be satisfied or (ii) the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.13 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

        Section 7.14    Section 16 Matters.    Prior to the Expiration Date, the Company shall take all necessary steps to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement (other than pursuant to the Offer) by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company such that such disposition will be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 7.15    Voting Agreement.    The Company agrees that as promptly as practicable after the date of this Agreement it shall give stop transfer instructions to the transfer agent for the Common Stock as contemplated by Section 5.2 of the Voting Agreement, to the extent Covered Shares (as defined therein) are held of record by the parties to the Voting Agreement and otherwise to the extent practicable in accordance with the procedures of the transfer agent.

Article VIII
CONDITIONS TO THE MERGER

        Section 8.1    Conditions to the Obligations of Each Party.    The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

          (a)    Stockholder Approval, Short Form Merger.    (i) The Merger and this Agreement shall have been approved by the Stockholder Vote or (ii) all conditions of applicable Law required to be satisfied to effect the Merger as a Short Form Merger shall have been satisfied.

          (b)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law (each, a "Restraint") shall be in effect which prohibits, restrains or renders illegal the consummation of the Merger (provided, that prior to asserting this condition, the party asserting this condition shall have used its reasonable best efforts (in the manner contemplated by Section 7.2) to prevent the entry of any such Restraint and to appeal as promptly as possible any judgment that may be entered).

          (c)    Acceptance of the Offer.    Merger Sub shall have accepted for purchase and paid for the shares of Common Stock tendered pursuant to the Offer in accordance with the terms hereof and thereof.

        Section 8.2    Conditions to the Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or valid waiver of the following further condition:

          (a)    Financing.    The Marketing Period shall have been completed; provided, however, that Parent and Merger Sub may not rely on this condition (x) after October 31, 2007 or (y) if the failure of the Marketing Period to have been completed is due to Parent's or Merger Sub's failure to comply with its obligations under Section 7.9(b)(iii).

Article IX
TERMINATION

        Section 9.1    Termination.    This Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time (except as otherwise provided below and notwithstanding any prior approval of this Agreement by the stockholders of the Company):

        (a)   prior to the Acceptance Date, by mutual written consent of the Company, on the one hand, and Parent and Merger Sub, on the other hand;

        (b)   by either the Company or Parent:

          (i)    if, the Acceptance Date shall not have occurred on or before September 21, 2007 (the "End Date") unless the failure of the Acceptance Date to occur by such date is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in this Agreement;

          (ii)   if any Restraint having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or

          (iii)  at any time after the 60th day following the date of commencement of the Offer, if, as of the then most recent Expiration Date occurring on or after such date, all of the Offer Conditions (other than the Minimum Condition) were satisfied by 11:59 pm on the Business Day prior to the Expiration Date, and as of the expiration time on such Expiration Date, the Minimum Condition is not satisfied;

        (c)   by the Company, prior to the Acceptance Date:

          (i)    if a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred which would prevent Parent or Merger Sub from consummating the transactions contemplated by this Agreement, and such breach is incapable of being cured by the End Date; provided, however, that the Company is not then in material breach of this Agreement;

          (ii)   at any time after the date of this Agreement and prior to the Acceptance Date, the Company receives a Company Acquisition Proposal and the Board of Directors (acting through the Special Committee if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) shall have concluded in good faith that such Company Acquisition

  Proposal constitutes a Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause unless: (A) the Company shall also have complied with the proviso to the first sentence of Section 7.4(e), reading, for purposes of this Section 9.1(c)(ii), the proviso to the first sentence of Section 7.4(e) as if the words "effect a Recommendation Withdrawal" were replaced with the words "terminate this Agreement pursuant to Section 9.1(c)(ii)"and clause (ii) of the proviso to Section 7.4(e) as if the words "effecting such Recommendation Withdrawal" were replaced with the words "terminating this Agreement pursuant to Section 9.1(c)(ii)," (B) the Company concurrently pays the Termination Fee payable pursuant to Section 9.2(a); and (C) the Board of Directors of the Company concurrently approves, and the Company concurrently enters into, a definitive agreement with respect to such Superior Proposal; or

          (iii)  Merger Sub fails to commence the Offer within the time period required by Section 1A.1(a) or terminates or makes any change to the Offer in material violation of the terms of this Agreement.

        (d)   by Parent or Merger Sub, prior to the Acceptance Date:

          (i)    if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Annex A not to be satisfied, and such breach is incapable of being cured by the End Date; provided, however, that neither Parent nor Merger Sub is then in material breach of this Agreement;

          (ii)   if prior to the Acceptance Date the Board of Directors of the Company or any committee thereof (A) shall have effected a Recommendation Withdrawal, been deemed to have effected a Recommendation Withdrawal pursuant to Section 7.4(f) or publicly proposed to effect a Recommendation Withdrawal, or (B) shall have approved or recommended to the stockholders of the Company a Company Acquisition Proposal other than the Offer and the Merger, or shall have resolved or publicly announced its intent to effect the foregoing; or

          (iii)  the Company shall have willfully and materially breached the first sentence of Section 7.4(d) or the proviso in Section 7.4(f) in any respect adverse to Parent and Merger Sub.

        Section 9.2    Termination Awards.    (a) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) or by Parent or Merger Sub pursuant to Section 9.1(d)(ii)(B) or Section 9.1(d)(iii), then the Company shall pay as directed by Parent in writing the Termination Fee, at or prior to the time of termination in the case of a termination pursuant to Section 9.1.(c)(ii) or as promptly as possible (but in any event within four Business Days) following termination of this Agreement in the case of a termination pursuant to Section 9.1(d)(ii)(B) or Section 9.1(d)(iii).

        (b)   In the event that this Agreement is terminated by Parent or Merger Sub pursuant to Section 9.1(d)(ii)(A) and, at any time after the date of this Agreement and prior to the event giving rise to Parent's or Merger Sub's right to terminate this Agreement under Section 9.1(d)(ii)(A), a Company Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to any executive officer or director of the Company (or any person shall have publicly announced, or communicated or made known a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal), then the Company shall pay as directed by Parent in writing the Termination Fee as promptly as possible (but in any event within four Business Days) following termination of this Agreement.

        (c)   In the event that this Agreement is terminated by Parent or Merger Sub, on one hand, or the Company, on the other hand, pursuant to Section 9.1(b)(iii) (or could have been terminated under such section) and, at any time after the date of this Agreement and prior to the Expiration Date referred to in Section 9.1(b)(iii), a Company Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to any executive officer or director of the Company (or any person shall have publicly announced, or communicated or made known a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) prior to the Expiration Date referred to in 9.1(b)(iii), and, if within 12 months after such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Acquisition Proposal (whether or not the same as that originally announced or consummated), then the Company shall pay as directed by Parent in writing the Termination Fee, less the amount of any Parent Expenses previously paid to Parent by the Company, on the date of such execution or consummation (provided that solely for purposes of this Section 9.2(c), the term "Company Acquisition Proposal" shall have the meaning set forth in the definition of Company Acquisition Proposal contained in Section 7.4 except that all references to 30% shall be deemed to be references to 50%).

        (d)   In the event that this Agreement is terminated by Parent or Merger Sub, on one hand, or the Company, on the other hand, pursuant to Section 9.1(b)(iii) (or could have been terminated under such section) under circumstances in which the Termination Fee is not then payable pursuant to this Section 9.2, then the Company shall pay as directed by Parent in writing as promptly as possible (but in any event within four Business Days) following receipt of an invoice therefor all of Parent's and Merger Sub's actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent, Merger Sub and their respective Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $15,000,000 ("Parent Expenses"); provided that the existence of circumstances which could require the Termination Fee subsequently to become payable pursuant to Section 9.2(c) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 9.2(d); and provided, further that the payment by the Company of Parent Expenses pursuant to this Section 9.2(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 9.2(c) except to the extent indicated in such Section 9.2(c).

        (e)   Any amount that becomes payable pursuant to Section 9.2(a), 9.2(b), 9.2(c) or 9.2(d) shall be paid by wire transfer of immediately available funds to an account designated by the recipient of such amount.

        (f)    The Company, on one hand, and Parent and Merger Sub, on the other hand, acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and Merger Sub would not have entered into this Agreement, and that any amounts payable pursuant to this Section 9.2 do not constitute a penalty. If any amounts due pursuant to this Section 9.2 are not paid within the time periods specified in this Section 9.2, the party that fails to make such payment shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the recipient party in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

        Section 9.3    Effect of Termination.    If this Agreement is terminated pursuant to Section 9.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates hereunder, except (i) Sections 7.3(a)(last sentence), 7.10, 7.11, 9.2, 9.3, 10.1, 10.3, 10.6, 10.11 and 10.13 (and, if the Share Purchase Date has occurred prior to such termination, Sections 7.5, 7.8 and 10.2) will survive the termination hereof and (ii) with respect to any liabilities for Damages incurred or suffered as a result of the willful and material breach by any other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Article X
MISCELLANEOUS

        Section 10.1    Notices.    All notices, requests and other communications to any part hereunder shall be in writing (including facsimile or similar writing) and shall be given:

  if to Parent or Merger Sub, to:

  Wengen Alberta, Limited Partnership
  9 West 57th Street, Suite 4200
  New York, New York 10019
  Attention: Brian Carroll
  Fax: (212) 750-0003

  with copies (which shall not constitute notice) to:

  Simpson Thacher & Bartlett LLP
  425 Lexington Avenue
  New York, New York 10017
  Attention: David J. Sorkin
  Fax: (212) 455-2502

  if to the Company, to:

  Laureate Education, Inc.
  1001 Fleet Street
  Baltimore, Maryland 21202-4382
  Attention: General Counsel
  Fax: (410) 843-8544

  with copies (which shall not constitute notice) to:

  DLA Piper US LLP
  6225 Smith Avenue
  Baltimore, Maryland 21209-3600
  Attention: R. W. Smith, Jr.
  Fax: (410) 580-3780

  if to the Special Committee of the Board of Directors of the Company, to:

  Laureate Education, Inc.
  1001 Fleet Street
  Baltimore, Maryland 21202-4382
  Attention: Chairman of the Special Committee
  Fax: (410) 843-8544

  with a copy (which shall not constitute notice) to:

  Pillsbury Winthrop Shaw Pittman LLP
  2300 N Street, NW
  Washington, DC 20037
  Attention: Robert B. Robbins
      Thomas J. Plotz
  Fax: (202) 663-8007

or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (i) if given by telecopier, when such telecopy is transmitted to the facsimile number specified above and electronic confirmation of transmission is received or (ii) if given by any other means, when delivered at the address specified in this Section 10.1.

        Section 10.2    Survival of Representations and Warranties.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Share Purchase Date, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Share Purchase Date and then only to such extent.

        Section 10.3    Expenses. Except as otherwise expressly provided in Sections 7.9 and 9.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

        Section 10.4    Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (in the case of the Company, acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its Disinterested Directors) at any time prior to the Effective Time, whether before or after approval of this Agreement by the Company stockholders; provided, however, that, after the Acceptance Date but prior to approval of this Agreement by the Company stockholders, this Agreement may not be amended in a manner that would adversely affect the right of the Company's stockholders to receive the Merger Consideration; and, provided, further, that, after approval of this Agreement by the Company stockholders, no amendment may be made which under applicable Maryland Law requires the further approval of the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        Section 10.5    Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein, provided, that prior to the Acceptance Date, for so long as the Special Committee exists, the Company may not take any such action unless previously authorized by the Special Committee, or otherwise such action shall be taken by resolution of a majority of its Disinterested Directors. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

        Section 10.6    Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (and any purported assignment without such consent shall be void and without effect), except that either Parent or Merger Sub may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder. Notwithstanding the foregoing, Parent may assign its rights and obligations to any entity identified by Parent (or cause Parent to be removed as a party to this Agreement, in which case Merger Sub and the Company shall be the only parties to this Agreement and Merger Sub shall assume the obligations of Parent hereunder), subject to Section 10.4, if required to comply with the last sentence of Section 7.2(e); provided (i) any assignee of Parent (or if Parent is removed as a party to this Agreement, Merger Sub) has beneficial equity ownership consistent with that of Parent and (ii) any such assignment does not adversely affect the validity or enforceability of the Financing Commitments; and provided, further, that any such assignment or removal shall relieve Parent of its obligations hereunder. Without limiting the foregoing, the parties acknowledge that it is the current intent of Parent and Merger Sub to have Merger Sub and another wholly owned Subsidiary of Parent serve as purchasers pursuant to the Offer and that partial assignment of Merger Sub's (and, to the extent necessary, Parent's) obligations hereunder shall be permitted to effect such intent. The parties shall cooperate in good faith to modify the terms of this Agreement to reflect such assignment or removal.

        Section 10.7    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

        Section 10.8    Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by all of the other parties hereto. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto, except as otherwise expressly provided in Section 7.5. Notwithstanding the immediately preceding sentence, (i) following the Effective Time, the provisions of Article II shall be enforceable by holders of Common Stock or Company Equity Awards and (ii) if the Effective Time has not occurred by November 7, 2007, then from and after such date the provisions of Article II shall be enforceable by holders of Common Stock or Company Equity Awards holding, in the aggregate, at least 10% of the aggregate shares of Common Stock then held by all holders other than Parent and its affiliates (assuming, for purposes of such calculation, the exercise of all then-outstanding Company Equity Awards).

        Section 10.9    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

        Section 10.10    Entire Agreement. This Agreement, together with the Company Disclosure Letter, the Parent Disclosure Letter, the Cooperation Agreement, the Tender Agreements and the Voting Agreement, constitute the entire agreement of the parties hereto with respect to its subject matter and supersedes all oral or written prior or contemporaneous agreements and understandings among the parties with respect to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter hereof except as specifically set forth herein, in the Company Disclosure Letter, the Parent Disclosure Letter, the Cooperation Agreement, the Tender Agreements or the Voting Agreement.

        Section 10.11 Jurisdiction.

  (a)
  Each party irrevocably submits to the jurisdiction of (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any suit, action or proceeding relating hereto either in any Federal court of the United States sitting in the State of Maryland or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Maryland State court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 10.11 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 10.11 shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 10.11. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

  (b)
  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

        Section 10.12    Authorship. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

        Section 10.13    Remedies. Notwithstanding any other provision of this Agreement (including Section 9.2 and Section 9.3), the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto.

[signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first written above.

Laureate Education, Inc.
By:	/s/ ROBERT W. ZENTZ
Name:	Robert W. Zentz
Title:	Sr. V.P.
WENGEN ALBERTA, LIMITED PARTNERSHIP
By:	Wengen Investments Limited, its general partner
By:	/s/ BRIAN F. CARROLL
Name:	Brian F. Carroll
Title:	Director
L CURVE SUB INC.
By:	/s/ BRIAN F. CARROLL
Name:	Brian F. Carroll
Title:	Director

        [Signature page-Amended and Restated Agreement and Plan of Merger]

ANNEX A
CONDITIONS OF THE OFFER

        Notwithstanding any other provisions of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including, without limitation, Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered shares of Common Stock and, subject to the terms of the Agreement, may terminate or amend the Offer, if (i) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date for the Offer that number of shares of Common Stock which, when added to any shares of Common Stock already owned by Parent and its Subsidiaries, represents at least a majority of the total number of outstanding shares of Common Stock on a "fully diluted basis" (which assumes conversion or exercise of all Company Equity Awards or other securities convertible into or exercisable or exchangeable for shares of Common Stock, regardless of the conversion or exercise price, the vesting schedule or other terms thereof and, with respect to the Company Performance Shares, assumes that such awards shall be earned at the maximum target level set forth in the applicable Company Stock Plan) on the Expiration Date (the "Minimum Condition"), or (ii) at any time on or after the date of this Agreement and prior to the Acceptance Date, any of the following events shall occur (and, except in the case of the conditions set forth in paragraphs (e) or (f), be continuing):

          (a)  there shall be any Restraint in effect which prohibits, restrains or renders illegal the consummation of the Offer or the Merger;

          (b)  subject to the preamble in Article IV, any of the representations and warranties (i) set forth in Section 4.5 (other than Section 4.5(d)) shall not be true and correct in all material respects as of the date applicable to such representation and warranty pursuant to Section 1.3 and as of the Expiration Date as if made at and as of such time and (ii) set forth in Article IV, other than those to which clause (i) above applies, shall not be true and correct (without giving effect to any qualification as to "materiality" or "Material Adverse Effect" set forth therein, but, to avoid confusion, giving effect to the term "Material Subsidiary") as of the date applicable to such representation and warranty pursuant to Section 1.3 and as of the Expiration Date as if made at and as of such time, except in the case of this clause (ii) where the failure to be so true and correct, individually and in the aggregate, has not had, and would not be reasonably likely to have, a Material Adverse Effect on the Company, provided in the case of each of clauses (i) and (ii) that representations made as of a specific date other than the Original Date shall be required to be so true and correct subject to such qualifications as of such date only;

          (c)  the Company shall have failed to perform in all material respects any of its obligations, or shall have failed to comply in all material respects with any of the agreements and covenants, required to be performed by or complied with by it hereunder, and such failure to perform or comply shall not have been cured prior to the Expiration Date;

          (d)  the Offer Financing shall not be available for borrowing in connection with consummation of the Offer (or the lenders party to the other Debt Financing Commitments shall have advised Parent or Merger Sub that any portion of the remainder of the Debt Financing will not be available at the Effective Time), in either case on the terms and conditions set forth in the Debt Financing Commitments, or upon terms and conditions that are no less favorable, in the aggregate, to Parent and Merger Sub (as determined in the reasonable judgment of Parent);

          (e)  any event shall have occurred which would give Parent or Merger Sub the right to terminate the Agreement pursuant to Section 9.1(d)(ii) or 9.1(d)(iii);

          (f)  except as otherwise contemplated by or specifically provided in the Agreement, since the date of the Original Merger Agreement, the Company or any of its Subsidiaries shall have:

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  (A) redeemed, repurchased, prepaid, defeased, canceled, incurred or otherwise acquired, or modified in any material respect the terms of, indebtedness for borrowed money or assumed, guaranteed or endorsed or otherwise become responsible for, whether directly, contingently or otherwise, the obligations of any Person, other than the incurrence, assumption, repayment or guarantee of indebtedness in the ordinary course consistent with past practice, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice; (B) pledged or otherwise encumbered shares of capital stock or other voting securities of the Company or any of its Subsidiaries; or (C) mortgaged or pledged any of its material assets, tangible or intangible, or create, assume or suffer to exist any Lien thereupon (other than Permitted Liens);

          (g)  the Agreement shall have been terminated in accordance with its terms;

          (h)  any of the Tender Agreements shall have ceased to be in full force and effect other than due to any breach thereof by Parent or Merger Sub; or

          (i)  Parent and Merger Sub shall not have received a certificate signed by a senior officer of the Company attesting to the condition set forth in clauses (b) and (c) of this Annex A.

        The foregoing conditions are for the benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except, with respect to the Minimum Condition, to the extent expressly provided to the contrary in Section 1A.1(b)), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and waiving such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
RECITALS
AGREEMENT
ARTICLE I DEFINITIONS
ARTICLE IA THE TENDER OFFER
Article II THE MERGER
Article III THE SURVIVING CORPORATION
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Article VI CONDUCT OF BUSINESS PENDING THE MERGER
Article VII ADDITIONAL AGREEMENTS
Article VIII CONDITIONS TO THE MERGER
Article IX TERMINATION
Article X MISCELLANEOUS
ANNEX A CONDITIONS OF THE OFFER